

**PROSPECTUS**

**August 1, 2012**

|  | Ordinary Shares | Institutional Shares |
|---|---|---|
| **U.S. EQUITY FUNDS** | | |
| Pear Tree Columbia Small Cap Fund | USBNX | QBNAX |
| Pear Tree Columbia Micro Cap Fund | PTFMX | MICRX |
| Pear Tree Quality Fund | USBOX | QGIAX |
| | | |
| **INTERNATIONAL EQUITY FUNDS** | | |
| Pear Tree PanAgora Dynamic Emerging Markets Fund | QFFOX | QEMAX |
| Pear Tree Polaris Foreign Value Fund | QFVOX | QFVIX |
| Pear Tree Polaris Foreign Value Small Cap Fund | QUSOX | QUSIX |

As with all mutual fund shares, these securities have not been approved or disapproved by the Securities and Exchange Commission, and the Securities and Exchange Commission has not determined if this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

Pear Tree Columbia Micro Cap Fund currently is offered only to investors located in

California, Colorado, Guam, Kentucky, Indiana, Louisiana, Maryland, Massachusetts, Montana, Nebraska, New Hampshire, New Jersey, Ohio, Oklahoma, Pennsylvania and Utah

Table of Contents                                                    Page

# SUMMARY INFORMATION ABOUT PEAR TREE FUNDS

## Pear Tree Columbia Small Cap Fund

**Investment Objective:**  Maximum long-term capital appreciation.

**Fee Table and Expenses of Small Cap Fund**
This table describes the fees and expenses that you may pay if you buy and hold shares of Small Cap Fund.

**Annual Fund Operating Expenses** (expenses that you pay each year as a percentage of the value of your investment)

|  | Ordinary Shares | Institutional Shares |
| --- | --- | --- |
| Management Fees | 1.00% | 1.00% |
| Distribution (12b-1) Fees | 0.25% | None |
| Other Expenses | 0.42% | 0.42% |
| Total Annual Fund Operating Expenses | 1.67% | 1.42% |

**Example**

This example is intended to help you compare the cost of investing in Small Cap Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in Small Cap Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5 percent return each year and that Small Cap Fund's operating expenses remain the same as set forth in the table above.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

|  | 1 year | 3 years | 5 years | 10 years |
| --- | --- | --- | --- | --- |
| Ordinary Class | $170 | $526 | $907 | $1,976 |
| Institutional Class | $145 | $449 | $776 | $1,702 |

**Portfolio Turnover**

Small Cap Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect Small Cap Fund's performance.  During the

*Summary Information*

most recent fiscal year, Small Cap Fund's portfolio turnover rate was 53 percent of the average value of its portfolio.

**Principal Investment Strategies**

Under normal market conditions, Small Cap Fund invests at least 80 percent of its net assets (plus borrowings for investment purposes) in stocks of small-cap companies. Small Cap Fund considers a small-cap company to be a company having a market capitalization at time of purchase of an issuer in the Russell 2000® Index (currently stocks with capitalizations of approximately $100 million to $3 billion).

The sub-adviser to Small Cap Fund utilizes a series of well-defined, established processes in order to select and reevaluate securities in the growth and value categories. The sub-adviser begins with a universe of securities. Each security in that universe is then evaluated using a series of proprietary screens involving fundamental, quantitative, qualitative and technical analysis. Once a security has been subjected to those analytical filters, the sub-adviser performs a detailed assessment; develops an investment thesis; sets a price target and initiates a portfolio position. From time to time, holdings may be diversified by company and industry, although Small Cap Fund is not obligated to remain diversified. While most assets are typically invested in U.S. common stocks, Small Cap Fund may invest in American Depositary Receipts, or ADRs, and other foreign stocks traded on U.S. exchanges in keeping with Small Cap Fund's objectives.

The sub-adviser generally considers growth stocks to be equity securities issued by companies that have sustainable competitive advantages and products or services that potentially could generate significantly greater-than-average revenue and earnings growth. The sub-adviser generally considers value stocks to be equity securities issued by companies that have underappreciated but stable earnings and cash flow and where there are visible and imminent inflection points and catalysts that will result in increased earnings and cash flow, driving stock appreciation.

Small Cap Fund may lend its securities. Small Cap Fund may hold cash, or it may manage its cash by investing in cash equivalents and money market funds. Small Cap Fund also may take temporary defensive positions that are inconsistent with its principal investment strategies.

**Principal Investment Risks**

It is possible to lose money by investing in Small Cap Fund. An investment in Small Cap Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

*Market, Industry and Specific Holdings.* The share price of Small Cap Fund may fall because of weakness in the stock markets, generally, weaknesses with respect to a particular industry in which Small Cap Fund has significant holdings, or weaknesses associated with one or more specific companies in which Small Cap Fund may have substantial investments.

*Liquidity Risk.* Small Cap Fund may not be able to sell some or all of its securities at desired prices or may be unable to sell the securities at all.

*Active Management Risk.* The sub-adviser's judgments about the attractiveness, value, or potential appreciation of Small Cap Fund's investments may prove to be incorrect.

*Small-Capitalization Securities.* Investments in small-capitalization companies typically present greater risks than investments in larger companies and, as a result, the performance of Small Cap Fund may be more volatile than a fund that invests in large-cap stocks.

*Growth and Value Stock Investing.* Different investment styles periodically come into and fall out of favor with investors. Growth stocks generally are more volatile than the overall stock market. Value stocks generally carry the risk that the market will not recognize their intrinsic value or that they are actually appropriately priced at a low level.

*Foreign Investing.* Small Cap Fund's investments in foreign securities (including ADRs) may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S. dollar.

*Sector.* Small Cap Fund currently has significant investments in one or more specific industry sectors, subjecting it to risks greater than general market risk.

*Non-Diversification.* Small Cap Fund is "non-diversified," which means that it may invest a higher percentage of its assets in a small number of issuers. When Small Cap Fund is not diversified, a decline in the value of the securities of one issuer could have a significant negative effect on the value of Small Cap Fund's portfolio.

*Securities Lending.* Securities lending involves two primary risks: investment risk and borrower default risk. Investment risk is the risk that Small Cap Fund will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that Small Cap Fund will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

Please refer to "Fund Objectives, Strategies and Risks" in the Prospectus for further details.

**Performance**

The following bar charts and tables provide some indication of the risks of investing in Small Cap Fund by showing changes in the Fund's performance over time. The tables also compare Small Cap Fund's performance to a broad measure of market performance that reflects the type of securities in which Small Cap Fund invests. Past performance does not necessarily indicate how Small Cap Fund will perform (before and after taxes) in the future. *Updated performance information is available at* www.peartreefunds.com.

5

**Annual Return Ordinary Class** (Calendar year ended December 31) Returns for Institutional Shares will differ from the Ordinary Share returns due to differences in expenses between the classes.



Calendar year-to-date return of the Ordinary Shares of Small Cap Fund as of 6/30/2012 is 11.72%

| Best Quarter: | Q3 2009 | 17.75% |
|---|---|---|
| Worst Quarter: | Q4 2008 | (33.47)% |

**Average Annual Total Returns for the periods ended December 31, 2011**

| | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| Ordinary Shares Before Taxes | (4.53) % | (3.87) % | 3.02 % |
| Ordinary Shares After Taxes on Distributions | (4.57) % | (4.04) % | 2.45 % |
| Ordinary Shares After Taxes on Distributions and Sale of Fund Shares | (2.90) % | (3.24) % | 2.58 % |
| Institutional Shares Before Taxes | (4.27) % | (3.61) % | 3.42 % |
| Russell 2000 Index | (4.18) % | 0.15 % | 5.62 % |

*Summary Information*

**After-tax returns.** After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state or local taxes. Actual after-tax returns may differ depending on your individual circumstances and may differ from those shown. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement. After-tax returns are shown only for Ordinary Shares and after-tax returns for Institutional Shares may vary.  Actual after-tax returns may differ depending on your individual circumstances.

**Management**

Small Cap Fund is managed by Pear Tree Advisors, Inc.  Small Cap Fund is sub-advised by Columbia Partners, L.L.C., Investment Management ("Columbia").  The following employees of Columbia serve as the portfolio managers of Small Cap Fund:

| Investment Team | Position at Columbia | Manager of the Fund Since |
|---|---|---|
| Robert A. von Pentz, CFA | Chief Investment Officer, Senior Equity Portfolio Manager and Research Analyst | 1996 |
| Rhys Williams, CFA | Senior Equity Portfolio Manager and Research Analyst | 1997 |

**Buying and Selling Fund Shares**

You may buy or sell shares of Small Cap Fund on any business day by contacting the Pear Tree Funds, through mail or by phone, or through your broker or financial intermediary. Generally, purchase and redemption orders with respect to Fund shares are processed at the net asset value next calculated after an order is received.

| **Initial Investment Minimum** | **Contact Information** |
|---|---|
| Ordinary Class:  $2,500 or | **Mail:**  Pear Tree Funds |
| Ordinary Class Retirement Accounts:  $1,000 | Attention:  Transfer Agent |
| | 55 Old Bedford Road, Suite 202 |
| Institutional Class:  $1,000,000 | Lincoln, MA  01773 |
| | **Telephone:**  1-800-326-2151 |
| **Ongoing Investment Minimum** | **Website:**  www.peartreefunds.com |
| Both Classes:  50 shares | |

**Tax Information**

7

Small Cap Fund's distributions may be taxable as ordinary income or capital gains, except when your investments is through an IRA, 401(k) or other tax-advantaged investment plan. These tax-advantaged plans may be taxed at a later date based upon your individual circumstances.

**Payments to Broker-Dealers and other Financial Intermediaries**

If you purchase shares of Small Cap Fund through a broker-dealer or other financial intermediary (such as a bank), Small Cap Fund and its related companies my pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend Small Cap Fund over another investment. Ask your salesperson or visit your financial intermediary's internet site for more information.

*Summary Information*

# Pear Tree Columbia Micro Cap Fund

**Investment Objective:** Long-term growth of capital.

**Fee Table and Expenses of Micro Cap Fund**

This table describes the fees and expenses that you may pay if you buy and hold shares of Micro Cap Fund.

**Annual Fund Operating Expenses** (expenses that you pay each year as a percentage of the value of your investment)

|  | **Ordinary Shares** | **Institutional Shares** |
|---|---|---|
| Management Fees | 1.00% | 1.00% |
| Distribution (12b-1) Fees | 0.25% | None |
| Other Expenses | 3.33%* | 3.28%* |
| Acquired Fund Fees and Expenses | 0.01% | 0.01% |
| Total Annual Fund Operating Expenses | 4.59% | 4.29% |

\*Other Expenses are based on estimated amounts for the current fiscal year.

**Example**

This example is intended to help you compare the cost of investing in Micro Cap Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in Micro Cap Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5 percent return each year and that Micro Cap Fund's operating expenses remain the same as set forth in the table above.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

|  | **1 year** | **3 years** | **5 years** | **10 years** |
|---|---|---|---|---|
| Ordinary Class | $460 | $1385 | $2319 | $4685 |
| Institutional Class | $431 | $1301 | $2183 | $4445 |

**Portfolio Turnover**

Micro Cap Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).   A higher portfolio turnover rate may indicate higher transaction costs and may result

*Summary Information*

in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect Micro Cap Fund's performance. During the most recent fiscal year, Micro Cap Fund's portfolio turnover rate was 67 percent of the average value of its portfolio.

## Principal Investment Strategies

Under normal market conditions, Micro Cap Fund invests at least 80 percent of its net assets (plus borrowings for investment purposes) in stocks of micro-cap companies. Micro Cap Fund considers a micro-cap company to be a company having a market capitalization at time of purchase no larger than the market capitalization of the largest company in the Russell Microcap® Index (i.e., approximately $750 million). Micro Cap Fund does not apply a minimum market capitalization to the securities that it acquires.

The sub-adviser to Micro Cap Fund utilizes a series of well-defined, established processes in order to select and reevaluate securities. The sub-adviser begins with a universe of securities. Each security in that universe is then evaluated using a series of proprietary screens involving fundamental, quantitative, qualitative and technical analysis. Once a security has been subjected to those analytical filters, the sub-adviser performs a detailed assessment; develops an investment thesis; sets a price target and initiates a portfolio position. From time to time, holdings may be diversified by company and industry, although Micro Cap Fund is not obligated to remain diversified. While most assets are typically invested in U.S. common stocks, Micro Cap Fund may invest in American Depositary Receipts, or ADRs, and other foreign stocks traded on U.S. exchanges in keeping with Micro Cap Fund's objectives.

Micro Cap Fund may lend its securities. Micro Cap Fund may hold cash, or it may manage its cash by investing in cash equivalents and money market funds. Micro Cap Fund also may take temporary defensive positions that are inconsistent with its principal investment strategies.

## Principal Investment Risks

It is possible to lose money by investing in Micro Cap Fund. An investment in Micro Cap Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

*Market, Industry and Specific Holdings.* The share price of Micro Cap Fund may fall because of weakness in the stock markets, generally, weaknesses with respect to a particular industry in which Micro Cap Fund has significant holdings, or weaknesses associated with one or more specific companies in which Micro Cap Fund may have substantial investments.

*Liquidity Risk.* Micro Cap Fund may not be able to sell some or all of its securities at desired prices or may be unable to sell the securities at all.

*Active Management Risk.* The sub-adviser's judgments about the attractiveness, value, or potential appreciation of Micro Cap Fund's investments may prove to be incorrect.

10

*Micro-Capitalization Securities.* Investments in micro-capitalization companies typically present greater risks than investments in larger companies. Many micro-cap securities do not have to meet national exchange listing requirements. As a result, the performance of Micro Cap Fund may be more volatile than a fund that invests in small- or mid-cap stocks.

*Foreign Investing.* Micro Cap Fund's investments in foreign securities (including ADRs) may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S. dollar

*Sector.* Micro Cap Fund currently has significant investments in one or more specific industry sectors, subjecting it to risks greater than general market risk.

*Non-Diversification.* Micro Cap Fund is "non-diversified," which means that it may invest a higher percentage of its assets in a small number of issuers. When Micro Cap Fund is not diversified, a decline in the value of the securities of one issuer could have a significant negative effect on the value of Micro Cap Fund's portfolio.

*Securities Lending.* Securities lending involves two primary risks: investment risk and borrower default risk. Investment risk is the risk that Micro Cap Fund will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that Micro Cap Fund will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

Please refer to "Fund Objectives, Strategies and Risks" in the Prospectus for further details.

**Performance**

Micro Cap Fund had not commenced operations as of the calendar year ended December 31, 2011, and thus, there is no annual performance information included.

**Management**

Micro Cap Fund is managed by Pear Tree Advisors, Inc. Columbia Partners, L.L.C., Investment Management ("Columbia") serves as Micro Cap Fund's sub-adviser. The following employees of Columbia serve as the portfolio managers of Micro Cap Fund:

| Investment Team | Position at Columbia | Manager of the Fund Since |
|---|---|---|
| Robert A. von Pentz, CFA | Chief Investment Officer, Senior Equity Portfolio Manager and Research Analyst | 2011 |
| Daniel M. Goldstein, CFA | Equity Team Portfolio Manager and Research Analyst | 2011 |

*Summary Information*

**Buying and Selling Fund Shares**

You may buy or sell shares of Micro Cap Fund on any business day by contacting the Pear Tree Funds, through mail or by phone, or through your broker or financial intermediary. Generally, purchase and redemption orders of Fund shares are processed at the net asset value next calculated after an order is received.

| **Initial Investment Minimum** | **Contact Information** |
|---|---|
| Ordinary Class: $2,500 or | **Mail:** Pear Tree Funds |
| Ordinary Class Retirement Accounts: $1,000 | Attention: Transfer Agent |
| | 55 Old Bedford Road, Suite 202 |
| Institutional Class: $1,000,000 | Lincoln, MA 01773 |
| | **Telephone:** 1-800-326-2151 |
| **Ongoing Investment Minimum** | **Website:** www.peartreefunds.com |
| Both Classes: 50 shares | |

**Tax Information**

Micro Cap Fund's distributions may be taxable as ordinary income or capital gains, except when your investment is in an IRA, 401(k) or other tax-advantaged investment plan. These tax-advantaged plans may be taxed at a later date based upon your individual circumstances.

**Payments to Broker-Dealers and other Financial Intermediaries**

If you purchase Micro Cap Fund through a broker-dealer or other financial intermediary (such as a bank), Micro Cap Fund and its related companies my pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend Micro Cap Fund over another investment. Ask your salesperson or visit your financial intermediary's internet site for more information.

*Summary Information*

## Pear Tree Quality Fund

**Investment Objective:**  Long-term growth of capital.

**Fee Table and Expenses of Quality Fund**

This table describes the fees and expenses that you may pay if you buy and hold shares of Quality Fund.

**Annual Fund Operating Expenses** (expenses that you pay each year as a percentage of the value of your investment)*

|  | Ordinary Shares | Institutional Shares |
|---|---|---|
| Management Fees | 1.00% | 1.00% |
| Distribution (12b-1) Fees | 0.25% | None |
| Other Expenses | 0.41% | 0.41% |
| Total Annual Fund Operating Expenses | 1.66% | 1.41% |
| Fee Waiver and/or Expense Reimbursement** | -0.15% | -0.41% |
| Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement** | 1.51% | 1.00% |

*The expense information in the table has been restated to reflect current fees.
** The Manager has agreed until July 31, 2013 to (a) waive 0.15 percent of its management fee if Quality Fund's average daily net assets are up to $100 million and 0.25 percent of its management fee if Quality Fund's average daily net assets are $100 million or more, and (b) waive or reimburse Fund expenses relating to Institutional Shares such that the total annual fund operating expenses relating to Institutional Shares is not greater than 1.00 percent.  These fee waivers only may be terminated with the approval of Quality Fund's board.

**Example**

This example is intended to help you compare the cost of investing in Quality Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in Quality Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5 percent return each year and that Quality Fund's operating expenses remain the same as set forth in the table above.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

13

|                     | 1 year | 3 years | 5 years | 10 years |
|---------------------|--------|---------|---------|----------|
| Ordinary Class      | $154   | $509    | $888    | $1953    |
| Institutional Class | $102   | $406    | $732    | $1655    |

**Portfolio Turnover**

Quality Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect Quality Fund's performance. During the most recent fiscal year, Quality Fund's portfolio turnover rate was 68 percent of the average value of its portfolio.

**Principal Investment Strategies**

Under normal market conditions, Quality Fund invests at least 80 percent of its net assets (plus any borrowings for investment purposes) in common stocks of U.S. issuers. Quality Fund principally invests in stocks of large companies, that is, companies with a market capitalization of greater than $5 billion at time of purchase. However, there is no minimum market capitalization for companies whose securities Quality Fund may purchase.

To manage Quality Fund's portfolio, Quality Fund's investment manager, in consultation with its sub-adviser, periodically selects a mutual fund (the "target portfolio") and then purchases and sells Quality Fund assets such that Quality Fund's portfolio generally holds the same securities and in the same percentages as the target portfolio as of the end of the target portfolio's most recent fiscal quarter. If Quality Fund's assets significantly increase, Quality Fund may select more than one target portfolio.

From time to time, a target portfolio may invest in non-U.S. securities. In such cases, Quality Fund typically invests in American Depositary Receipts (or ADRs), which represent interests in such securities. Quality Fund also may invest in derivatives, that is, a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments. Quality Fund also may lend its securities. Quality Fund may hold cash, or it may manage its cash by investing in cash equivalents and money market funds. Quality Fund also may take temporary defensive positions that are inconsistent with its principal investment strategies.

*Summary Information*

**Principal Investment Risks**

It is possible to lose money by investing in Quality Fund.  An investment in Quality Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

*Market, Industry and Specific Holdings.*  The share price of Quality Fund may fall because of weakness in the stock markets, generally, weaknesses with respect to a particular industry in which Quality Fund has significant holdings, or weaknesses associated with one or more specific companies in which Quality Fund may have substantial investments.

*Difficulty in Comparing Fund Performance with Target Portfolio Performance.*  Quality Fund performance typically does not mirror the target portfolio's performance.  Among other things, the holdings of the target portfolio may change significantly during the period between the end of a quarter and the time when those changes are publicly disclosed.  In addition, the target portfolio may have lower expenses relative to its assets than Quality Fund.

*Inability to Conduct Due Diligence on Target Portfolio's Investment Adviser.*  Quality Fund's investment manager and sub-adviser may be able to perform only limited due diligence on the investment adviser to determine, among other things, whether the investment adviser is adhering to the target portfolio's investment guidelines and whether the risks disclosed in the target portfolio's offering documents reflect the risks of the target portfolio.

*Potential Impact on Target Portfolio.*  Quality Fund's purchases and sales of securities for its own portfolio may adversely impact the management of a target portfolio and thus, Quality Fund itself.

*Accuracy of Target Portfolio Information.*  Any failure by a target portfolio to file accurate and timely portfolio information could affect the performance of Quality Fund.

*Large- and Mid-Capitalization Securities.* Securities issued by large- and mid-cap companies tend to be less volatile than securities issued by smaller companies.  Larger companies, however, may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods, and may be unable to respond as quickly to competitive challenges.*Foreign Investing.*  Quality Fund's investments in foreign securities (primarily through ADRs) may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S. dollar.

*Non-Diversification.*  Quality Fund is "non-diversified", which means that it may invest a higher percentage of its assets in a smaller number of issuers.  As a result, a decline in the value of the securities of one issuer could have a significant negative effect on Quality Fund.

*Sector.* Quality Fund may have significant investments in one or more specific industry sectors, subjecting it to risks greater than general market risk.

*Summary Information*

*Liquidity Risk.* Quality Fund may not be able to sell some or all of its securities at desired prices or may be unable to sell the securities at all.

*Securities Lending.* Securities lending involves two primary risks: investment risk and borrower default risk. Investment risk is the risk that Quality Fund will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that Quality Fund will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

*Derivatives.* Quality Fund's investments in derivative instruments are subject to a number of risks, such as counterparty risk, the risk of mispricing or improper valuation, and the risk that the value of the instrument may not increase or decrease as expected.

Please refer to "Fund Objectives, Strategies and Risks" in the Prospectus for further details.

**Performance**

The following bar charts and tables provide some indication of the risks of investing in Quality Fund by showing changes in Quality Fund's performance over time. The tables also compare Quality Fund's performance to a broad measure of market performance that reflects the type of securities in which Quality Fund invests. Past performance does not necessarily indicate how Quality Fund will perform (before and after taxes) in the future. On January 27, 2011, Quality Fund changed its name to Quant Quality Fund, its investment strategy to its current strategy and its sub-adviser to Columbia Partners, L.L.C., Investment Management. Performance shown for periods prior to January 27, 2011 does not reflect the current investment strategy. *Updated performance information is available at* www.peartreefunds.com.*

*Prior to November 2006, Quality Fund was called Quant Growth and Income Fund and SSgA Funds Management, Inc. served as sub-adviser to Quality Fund. On November 1, 2006, Quality Fund changed its name to Quant Long/Short Fund, and its principal investment strategy. On January 2, 2008, Quality Fund changed its sub-adviser to Analytic Investors, LLC.

**Annual Return Ordinary Class** (Calendar year ended December 31) Returns for Institutional Shares will differ from the Ordinary Share returns due to differences in expenses between the classes.

*Summary Information*



Calendar year-to-date return of the Ordinary Shares of Quality Fund as of 6/30/2012 is 7.40%

| Best Quarter: | Q2 2009 | 15.53 |
| Worst Quarter: | Q4 2008 | -23.84 |

**Average Annual Total Returns for the periods ended December 31, 2011**

| | 1 Year | | 5 Years | | 10 Years | |
|---|---|---|---|---|---|---|
| Ordinary Shares Before Taxes | 12.78 | % | (3.54) | % | 0.45 | % |
| Ordinary Shares After Taxes on Distributions | 12.63 | % | -(3.71) | % | 0.36 | % |
| Ordinary Shares After Taxes on Distributions and Sale of Fund Shares | 8.50 | % | (2.97) | % | 0.39 | % |
| Institutional Shares Before Taxes | 13.25 | % | (3.45) | % | 0.75 | % |
| S&P 500 Index | 2.11 | % | (0.25) | % | 2.92 | % |

**After-tax returns.** After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state or local taxes. Actual after-tax returns may differ

17

*Summary Information*

depending on your individual circumstances and may differ from those shown. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement. After-tax returns are shown only for Ordinary Shares and after-tax returns for Institutional Shares may vary. Actual after-tax returns may differ depending on your individual circumstances.

**Management**

Quality Fund is managed by Pear Tree Advisors, Inc. Quality Fund is sub-advised by Columbia Partners, L.L.C., Investment Management ("Columbia"). The following employees of Columbia serve as the portfolio managers of Quality Fund:

| Investment Team | Position at Columbia | Manager of the Fund Since |
|---|---|---|
| Robert A. von Pentz, CFA | Chief Investment Officer, Senior Equity Portfolio Manager and Research Analyst | 2011 |

**Buying and Selling Fund Shares**

You may buy or sell shares of Quality Fund on any business day by contacting the Pear Tree Funds, through mail or by phone, or through your broker or financial intermediary. Generally, purchase and redemption orders with respect to Fund shares are processed at the net asset value next calculated after an order is received.

| **Initial Investment Minimum** | **Contact Information** | |
|---|---|---|
| Ordinary Class: $2,500 or | **Mail:** | Pear Tree Funds |
| Ordinary Class Retirement Accounts: $1,000 | | Attention: Transfer Agent |
| | | 55 Old Bedford Road, Suite 202 |
| Institutional Class: $1,000,000 | | Lincoln, MA 01773 |
| | **Telephone:** 1-800-326-2151 | |
| **Ongoing Investment Minimum** | **Website:** www.peartreefunds.com | |
| Both Classes: 50 shares | | |

**Tax Information**

Quality Fund's distributions may be taxable as ordinary income or capital gains, except when your investments is through an IRA, 401(k) or other tax-advantaged investment plan. These tax-advantaged plans may be taxed at a later date based upon your individual circumstances.

18

**Payments to Broker-Dealers and other Financial Intermediaries**

If you purchase shares of Quality Fund through a broker-dealer or other financial intermediary (such as a bank), Quality Fund and its related companies my pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend Quality Fund over another investment. Ask your salesperson or visit your financial intermediary's internet site for more information.

*Summary Information*

## Pear Tree PanAgora Dynamics Emerging Markets Fund

**Investment Objective:** Long-term growth of capital.

**Fee Table and Expenses of Emerging Markets Fund**

This table describes the fees and expenses that you may pay if you buy and hold shares of Emerging Markets Fund.

**Annual Fund Operating Expenses** (expenses that you pay each year as a percentage of the value of your investment)

|  | Ordinary Shares | Institutional Shares |
|---|---|---|
| Management Fees | 1.00% | 1.00% |
| Distribution (12b-1) Fees | 0.25% | None |
| Other Expenses | 0.51% | 0.52% |
| Acquired Fund Fees and Expenses* | <0.01% | <0.01% |
| Total Annual Fund Operating Expenses | 1.76% | 1.52% |

*Fees and expenses incurred indirectly by Emerging Markets Fund as a result of investment in shares of other investment funds.

**Example**

This example is intended to help you compare the cost of investing in Emerging Markets Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Emerging Markets Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5 percent return each year and that Emerging Markets Fund's operating expenses remain the same as set forth in the table above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

|  | 1 year | 3 years | 5 years | 10 years |
|---|---|---|---|---|
| Ordinary Class | $179 | $555 | $956 | $2,076 |
| Institutional Class | $155 | $481 | $830 | $1,816 |

**Portfolio Turnover**

Emerging Markets Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect Emerging Markets Fund's performance.  During the most recent fiscal year, Emerging Markets Fund's portfolio turnover rate was 56 percent of the average value of its portfolio.

**Principal Investment Strategies**

Under normal market conditions, Emerging Markets Fund invests at least 80 percent of its net assets (plus borrowings for investment purposes) in common stocks, including depository receipts, warrants and rights, of emerging markets issuers, that is, an issuer having a country classification assigned by MSCI from a country included in the MSCI Emerging Markets® Index.

Emerging Markets Fund generally invests in at least eight countries and three or more broad geographic regions, such as Latin America, Asia or Europe. Emerging Markets Fund may invest greater than 25 percent of its assets in a particular region, but not in a single country in that region.  Emerging Markets Fund may invest in companies of any capitalization.

To manage Emerging Markets Fund's assets, its sub-adviser employs its proprietary alpha modeling technology, that is, a model that seeks to make more money than a passive strategy of investing in the market generally.  The models approach combines firm-specific, sector-specific and region-specific information in a quantitative framework to derive custom-tailored alpha models for a broad universe of global securities.  For Emerging Markets Fund, the sub-adviser has tailored the model for a portfolio focused on emerging markets securities.

In addition to emerging markets securities, Emerging Markets Fund also may invest in forward foreign currency exchange contracts as well as other types of derivatives, that is, a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments.  Emerging Markets Fund also may lend its securities.  Emerging Markets Fund may hold cash, or it may manage its cash by investing in cash equivalents and money market funds.  Emerging Markets Fund also may take temporary defensive positions that are inconsistent with its principal investment strategies.

**Principal Investment Risks**

It is possible to lose money by investing in Emerging Markets Fund.  An investment in Emerging Markets Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

*Market, Industry and Specific Holdings.*  The share price of Emerging Markets Fund may fall because of weakness in the stock markets, generally, weaknesses with respect to a particular industry in which Emerging Markets Fund has significant holdings, or weaknesses associated with one or more specific companies in which Emerging Markets Fund may have substantial investments.

21

*Foreign Investing.* Emerging Market Fund's investments in foreign securities (including ADRs) may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S. dollar.

*Emerging Markets Risk.* The risks of foreign investing are heightened for securities of issuers in emerging market countries. Emerging market countries tend to have economic structures that are less diverse and mature, political systems that are less stable, are more susceptible to governmental interference, and less liquid and efficient trading markets than those of developed countries.

*Liquidity Risk.* Emerging Markets Fund may not be able to sell some or all of its securities at desired prices or may be unable to sell the securities at all.

*Active Management Risk.* The sub-adviser's judgments about the attractiveness, value, or potential appreciation of Emerging Markets Fund's investments may prove to be incorrect.

*Large- and Mid-Capitalization Securities.* Securities issued by large- and mid-cap companies tend to be less volatile than securities issued by smaller companies. Larger companies, however, may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods, and may be unable to respond as quickly to competitive challenges.

*Small- and Micro-Capitalization Securities.* Investments in small- and micro-capitalization companies typically present greater risks than investments in larger companies and, as a result, the performance of Emerging Markets Fund may be more volatile than a fund that invests only in large- and mid-cap stocks.

*Growth and Value Stock Investing.* Different investment styles periodically come into and fall out of favor with investors. Growth stocks generally are more volatile than the overall stock market. Value stocks generally carry the risk that the market will not recognize their intrinsic value or that they are actually appropriately priced at a low level.

*Non-Diversification.* Emerging Markets Fund is "non-diversified", which means that it may invest a higher percentage of its assets in a smaller number of issuers. As a result, a decline in the value of the securities of one issuer could have a significant negative effect on Emerging Markets Fund.

*Sector.* Emerging Markets Fund may have significant investments in one or more specific industry sectors, subjecting it to risks greater than general market risk.

*Securities Lending.* Securities lending involves two primary risks: investment risk and borrower default risk. Investment risk is the risk that Emerging Markets Fund will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that Emerging Markets Fund will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

*Summary Information*

*Derivatives.* Emerging Markets Fund's investments in currency futures and other derivative instruments are subject to a number of risks, such as counterparty risk, the risk of mispricing or improper valuation, and the risk that the value of the instrument may not increase or decrease as expected.

Please refer to "Fund Objectives, Strategies and Risks" in the Prospectus for further details.

**Performance**

The following bar charts and tables provide some indication of the risks of investing in Emerging Markets Fund by showing changes in Emerging Markets Fund's performance over time. The tables also compare Emerging Markets Fund's performance to a broad measure of market performance that reflects the type of securities in which Emerging Markets Fund invests. Past performance does not necessarily indicate how Emerging Markets Fund will perform (before and after taxes) in the future. *Updated performance information is available at* www.peartreefunds.com.

**Annual Return Ordinary Class** (Calendar year ended December 31) Returns for Institutional Shares will differ from the Ordinary Share returns due to differences in expenses between the classes.



Calendar year-to-date return of the Ordinary Shares of Emerging Markets Fund as of 6/30/2012 is 5.75%

| Best Quarter: | Q4 2003 | 32.05% |
|---|---|---|
| Worst Quarter: | Q4 2008 | -32.62% |

*Summary Information*

**Average Annual Total Returns for the periods ended December 31, 2011**

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| Ordinary Shares Before Taxes | (18.00) % | (0.15) % | 14.12 % |
| Ordinary Shares After Taxes on Distributions | (17.96) % | (0.38) % | 13.76 % |
| Ordinary Shares After Taxes on Distributions and Sale of Fund Shares | (10.98) % | (0.03) % | 12.79 % |
| Institutional Shares Before Taxes | (17.83) % | 0.11 % | 14.51 % |
| MSCI EM Index | (18.17) % | 2.71 % | 14.20 % |

**After-tax returns.** After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state or local taxes. Actual after-tax returns may differ depending on your individual circumstances and may differ from those shown. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement. After-tax returns are shown only for Ordinary Shares and after-tax returns for Institutional Shares may vary.  Actual after-tax returns may differ depending on your individual circumstances.

**Management**

Emerging Markets Fund is managed by Pear Tree Advisors, Inc.  Emerging Markets Fund is sub-advised by PanAgora Asset Management, Inc. ("PanAgora").   The following employees of PanAgora serve as the portfolio managers of Emerging Markets Fund:

| Investment Team | Position at PanAgora | Manager of the Fund Since |
|---|---|---|
| Joel G. Feinberg | Director, Equity Investments | 2008 |
| Sanjoy Ghosh, Ph.D. | Director, Equity Investments | 2008 |
| Dmitri Kantsyrev, Ph.D., CFA | Director, Equity Investments | 2008 |
| George Mussalli, CFA | Chief Investment Officer, Equity Investments | 2011 |

*Summary Information*

**Buying and Selling Fund Shares**

You may buy or sell shares of Emerging Markets Fund on any business day by contacting the Pear Tree Funds, through mail or by phone, or through your broker or financial intermediary. Generally, purchase and redemption orders with respect to Fund shares are processed at the net asset value next calculated after an order is received.

| Initial Investment Minimum | Contact Information |
|---|---|
| Ordinary Class: $2,500 or | **Mail:** Pear Tree Funds |
| Ordinary Class Retirement Accounts: $1,000 | Attention: Transfer Agent |
| | 55 Old Bedford Road, Suite 202 |
| Institutional Class: $1,000,000 | Lincoln, MA 01773 |
| | **Telephone:** 1-800-326-2151 |
| **Ongoing Investment Minimum** | **Website:** www.peartreefunds.com |
| Both Classes: 50 shares | |

**Tax Information**

Emerging Markets Fund's distributions may be taxable as ordinary income or capital gains, except when your investments is through an IRA, 401(k) or other tax-advantaged investment plan. These tax-advantaged plans may be taxed at a later date based upon your individual circumstances.

**Payments to Broker-Dealers and other Financial Intermediaries**

If you purchase shares of Emerging Markets Fund through a broker-dealer or other financial intermediary (such as a bank), Emerging Markets Fund and its related companies my pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend Emerging Markets Fund over another investment. Ask your salesperson or visit your financial intermediary's Web site for more information.

## Pear Tree Polaris Foreign Value Fund

**Investment Objective:** Long-term growth of capital and income.

**Fee Table and Expenses of Foreign Value Fund**

This table describes the fees and expenses that you may pay if you buy and hold shares of Foreign Value Fund.

**Annual Fund Operating Expenses** (expenses that you pay each year as a percentage of the value of your investment)

|  | **Ordinary Shares** | **Institutional Shares** |
| --- | --- | --- |
| Management Fees | 1.00% | 1.00% |
| Distribution (12b-1) Fees | 0.25% | None |
| Other Expenses | 0.39% | 0.39% |
| Total Annual Fund Operating Expenses | 1.64% | 1.39% |

**Example**

This example is intended to help you compare the cost of investing in Foreign Value Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Foreign Value Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5 percent return each year and that Foreign Value Fund's operating expenses remain the same as set forth in the table above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

|  | **1 year** | **3 years** | **5 years** | **10 years** |
| --- | --- | --- | --- | --- |
| Ordinary Class | $167 | $517 | $892 | $1,944 |
| Institutional Class | $142 | $440 | $761 | $1,669 |

**Portfolio Turnover**

Foreign Value Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect Foreign Value Fund's performance.

*Summary Information*

During the most recent fiscal year, Foreign Value Fund's portfolio turnover rate was 18 percent of the average value of its portfolio.

**Principal Investment Strategies**

Under normal market conditions, Foreign Value Fund invests at least 80 percent of its net assets (plus borrowings for investment purposes) in common stock, warrants, and rights derivative of or convertible into common stocks, in each case issued by foreign markets issuers. Foreign Value Fund defines a foreign markets issuer to be an issuer that derives at least 50 percent of its gross revenues or profits from goods or services produced in non-U.S. markets or from sales made in non-U.S. markets. Foreign Value Fund generally will be invested in issuers in ten or more foreign countries. Foreign Value Fund may invest in companies of any capitalization.

Foreign Value Fund's sub-adviser uses a three-step investment decision making process, with the objective to identify companies with the most undervalued streams of sustainable cash flow. First, it employs proprietary quantitative investment technology to evaluate data, such as cash flow and interest rates, to produce a ranking of country and industry sectors. Second, it uses traditional valuation criteria to regularly screen a database of more than 29,000 companies worldwide to identify a pool of approximately 500 or more securities with the greatest potential for undervalued streams of sustainable cash flow or assets. Third, the sub-adviser conducts rigorous fundamental research on the pool of companies identified by the first two steps of the investment process. The sub-adviser also maintains a "watch-list" of companies which may be used if the valuation of a company held in Foreign Value Fund's portfolio falls below established limits.

Foreign Value Fund's sub-adviser may utilize options. The extent of the sub-adviser's use of options may vary over time based on the sub-adviser's assessment of market conditions and other factors. Foreign Value Fund may also buy and sell forward foreign currency exchange contracts in connection with its investments.

Foreign Value Fund may invest in other derivatives, that is, a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments. Foreign Value Fund also may lend its securities. Foreign Value Fund may hold cash, or it may manage its cash by investing in cash equivalents and money market funds. Foreign Value Fund also may take temporary defensive positions that are inconsistent with its principal investment strategies.

**Principal Investment Risks**

It is possible to lose money by investing in Foreign Value Fund. An investment in Emerging Markets Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

27

*Summary Information*

*Market, Industry and Specific Holdings.*   The share price of Foreign Value Fund may fall because of weakness in the stock markets, generally, weaknesses with respect to a particular industry in which Foreign Value Fund has significant holdings, or weaknesses associated with one or more specific companies in which Foreign Value Fund may have substantial investments.

*Foreign Investing.*   Foreign Value Fund's investments in foreign securities (including ADRs) may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S. dollar.  These risks are especially acute for emerging markets securities.

*Value Stock Investing*.   A value investment style periodically comes into and falls out of favor with investors.  Value stocks generally carry the risk that the market will not recognize their intrinsic value or that they are actually appropriately priced at a low level.

*Liquidity Risk.*   Foreign Value Fund may not be able to sell some or all of its securities at desired prices or may be unable to sell the securities at all.

*Active Management Risk.*   The sub-adviser's judgments about the attractiveness, value, or potential appreciation of Foreign Value Fund's investments may prove to be incorrect.

*Large- and Mid-Capitalization Securities.*   Securities issued by large- and mid-cap companies tend to be less volatile than securities issued by smaller companies.  Larger companies, however, may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods, and may be unable to respond as quickly to competitive challenges.

*Small- and Micro-Capitalization Securities.*   Investments in small- and micro-capitalization companies typically present greater risks than investments in larger companies and, as a result, the performance of Foreign Value Fund may be more volatile than a fund that invests only in large- and mid-cap stocks.

*Non-Diversification*.   Foreign Value Fund is "non-diversified", which means that it may invest a higher percentage of its assets in a smaller number of issuers.  As a result, a decline in the value of the securities of one issuer could have a significant negative effect on Foreign Value Fund.

*Sector.* Foreign Value Fund may have significant investments in one or more specific industry sectors, subjecting it to risks greater than general market risk.

*Securities Lending*.   Securities lending involves two primary risks: investment risk and borrower default risk. Investment risk is the risk that Foreign Value Fund will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that Foreign Value Fund will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

*Summary Information*

*Derivatives.* Foreign Value Fund's investments in currency futures, options and other derivative instruments are subject to a number of risks, such as counterparty risk, the risk of mispricing or improper valuation, and the risk that the value of the instrument may not increase or decrease as expected.

Please refer to "Fund Objectives, Strategies and Risks" in the Prospectus for further details.

**Performance**

The following bar charts and tables provide some indication of the risks of investing in Foreign Value Fund by showing changes in Foreign Value Fund's performance over time. The tables also compare Foreign Value Fund's performance to a broad measure of market performance that reflects the type of securities in which Foreign Value Fund invests. Past performance does not necessarily indicate how Foreign Value Fund will perform (before and after taxes) in the future. *Updated performance information is available at* www.peartreefunds.com.

**Annual Return Ordinary Class** (Calendar year ended December 31) Returns for Institutional Shares will differ from the Ordinary Share returns due to differences in expenses between the classes.



*Summary Information*

Calendar year-to-date return of the Ordinary Shares of Foreign Value Fund as of 6/30/2012 is 9.01%

| Best Quarter: | Q2 2009 | 36.87 |
|---|---|---|
| Worst Quarter: | Q4 2008 | (26.53) |

**Average Annual Total Returns for the periods ended December 31, 2011**

| | 1 Year | | 5 Years | | 10 Years | |
|---|---|---|---|---|---|---|
| Ordinary Shares Before Taxes | (15.52) | % | (5.63) | % | 7.98 | % |
| Ordinary Shares After Taxes on Distributions | (15.51) | % | (6.46) | % | 7.31 | % |
| Ordinary Shares After Taxes on Distributions and Sale of Fund Shares | (9.91) | % | (4.81) | % | 6.99 | % |
| Institutional Shares Before Taxes | (15.35) | % | (5.44) | % | 8.23 | % |
| MSCI EAFE Index | (11.73) | % | (4.26) | % | 5.12 | % |

**After-tax returns.** After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state or local taxes. Actual after-tax returns may differ depending on your individual circumstances and may differ from those shown. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement. After-tax returns are shown only for Ordinary Shares and after-tax returns for Institutional Shares may vary. Actual after-tax returns may differ depending on your individual circumstances.

**Management**

Foreign Value Fund is managed by Pear Tree Advisors, Inc. Foreign Value Fund is sub-advised by Polaris Capital Management, LLC ("Polaris"). The following employees of Polaris serve as the portfolio managers of Foreign Value Fund:

*Summary Information*

| Investment Team | Position at Polaris | Manager of the Fund Since |
|---|---|---|
| Bernard R. Horn, Jr. | President and Chief investment Officer | 1998 |
| Sumanta Biswas, CFA | Vice President and Assistant Portfolio Manager | 2004 |
| Bin Xiao, CFA | Assistant Portfolio Manager | 2012 |

**Buying and Selling Fund Shares**

You may buy or sell shares of Foreign Value Fund on any business day by contacting the Pear Tree Funds, through mail or by phone, or through your broker or financial intermediary. Generally, purchase and redemption orders with respect to Fund shares are processed at the net asset value next calculated after an order is received.

**Initial Investment Minimum**

Ordinary Class:  $2,500 or

Ordinary Class Retirement Accounts:  $1,000

Institutional Class:  $1,000,000

**Ongoing Investment Minimum**

Both Classes:  50 shares

**Contact Information**

**Mail:**   Pear Tree Funds

Attention:  Transfer Agent

55 Old Bedford Road, Suite 202

Lincoln, MA  01773

**Telephone:**  1-800-326-2151

**Website:**  www.peartreefunds.com

**Tax Information**

Foreign Value Fund's distributions may be taxable as ordinary income or capital gains, except when your investments is through an IRA, 401(k) or other tax-advantaged investment plan.  These tax-advantaged plans may be taxed at a later date based upon your individual circumstances.

**Payments to Broker-Dealers and other Financial Intermediaries**

If you purchase shares of Foreign Value Fund through a broker-dealer or other financial intermediary (such as a bank), Foreign Value Fund and its related companies my pay the intermediary for the sale of Fund shares and related services.   These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend Foreign Value Fund over another investment.  Ask your salesperson or visit your financial intermediary's internet site for more information.

31

*Summary Information*

## Pear Tree Polaris Foreign Value Small Cap Fund

**Investment Objective:** Long-term growth of capital and income.

**Fee Table and Expenses of Foreign Value Small Cap Fund**

This table describes the fees and expenses that you may pay if you buy and hold shares of Foreign Value Small Cap Fund.

**Annual Fund Operating Expenses** (expenses that you pay each year as a percentage of the value of your investment)

|  | Ordinary Shares | Institutional Shares |
|---|---|---|
| Management Fees | 1.00% | 1.00% |
| Distribution (12b-1) Fees | 0.25% | None |
| Other Expenses | (0.45)% | (0.43)% |
| Total Annual Fund Operating Expenses | 1.70% | 1.43% |

**Example**

This example is intended to help you compare the cost of investing in Foreign Value Small Cap Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Foreign Value Small Cap Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5 percent return each year and that Foreign Value Small Cap Fund's operating expenses remain the same as set forth in the table above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

|  | 1 year | 3 years | 5 years | 10 years |
|---|---|---|---|---|
| Ordinary Class | $173 | $536 | $923 | $2,009 |
| Institutional Class | $146 | $452 | $782 | $1,713 |

**Portfolio Turnover**

Foreign Value Small Cap Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect Foreign Value Small Cap

*Summary Information*

Fund's performance. During the most recent fiscal year, Foreign Value Small Cap Fund's portfolio turnover rate was 22 percent of the average value of its portfolio.

**Principal Investment Strategies**

Under normal market conditions, Foreign Value Small Cap Fund invests at least 80 percent of its net assets (plus borrowings for investment purposes) in common stock, warrants, and rights derivative of or convertible into common stocks, in each case issued by foreign markets issuers. Foreign Value Small Cap Fund defines a foreign markets issuer to be an issuer that derives at least 50 percent of its gross revenues or profits from goods or services produced in non-U.S. markets or from sales made in non-U.S. markets. Foreign Value Small Cap Fund generally will be invested in issuers in ten or more foreign countries. Foreign Value Small Cap Fund considers a small-cap company to be a company having a market capitalization at time of purchase between $50 million to $2 billion.

Foreign Value Small Cap Fund's sub-adviser uses a three-step investment decision making process, with the objective to identify companies with the most undervalued streams of sustainable cash flow. First, it employs proprietary quantitative investment technology to evaluate data, such as cash flow and interest rates, to produce a ranking of country and industry sectors. Second, it uses traditional valuation criteria to regularly screen a database of more than 16,000 companies worldwide to identify a pool of approximately 250 or more securities with the greatest potential for undervalued streams of sustainable cash flow or assets. Third, the sub-adviser conducts rigorous fundamental research on the pool of companies identified by the first two steps of the investment process. The sub-adviser also maintains a "watch-list" of companies which may be used if the valuation of a company held in Foreign Value Small Cap Fund's portfolio falls below established limits.

Foreign Value Small Cap Fund's sub-adviser may utilize options. The extent of the sub-adviser's use of options may vary over time based on the sub-adviser's assessment of market conditions and other factors. Foreign Value Small Cap Fund may also buy and sell forward foreign currency exchange contracts in connection with its investments.

Foreign Value Small Cap Fund may invest in other derivatives, that is, a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments. Foreign Value Small Cap Fund also may lend its securities. Foreign Value Small Cap Fund may hold cash, or it may manage its cash by investing in cash equivalents and money market funds. Foreign Value Small Cap Fund also may take temporary defensive positions that are inconsistent with its principal investment strategies.

33

**Principal Investment Risks**

It is possible to lose money by investing in Foreign Value Small Cap Fund. An investment in Foreign Value Small Cap Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

*Market, Industry and Specific Holdings.* The share price of Foreign Value Small Cap Fund may fall because of weakness in the stock markets, generally, weaknesses with respect to a particular industry in which Foreign Value Small Cap Fund has significant holdings, or weaknesses associated with one or more specific companies in which Foreign Value Small Cap Fund may have substantial investments.

*Foreign Investing.* Foreign Value Small Cap Fund's investments in foreign securities (including ADRs) may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S. dollar. These risks are especially acute for emerging markets securities.

*Value Stock Investing.* A value investment style periodically comes into and falls out of favor with investors. Value stocks generally carry the risk that the market will not recognize their intrinsic value or that they are actually appropriately priced at a low level.

*Small-Capitalization Securities.* Investments in small-capitalization companies typically present greater risks than investments in larger companies and, as a result, the performance of Foreign Value Small Cap Fund may be more volatile than a fund that invests only in large- and mid-cap stocks.

*Liquidity Risk.* Foreign Value Small Cap Fund may not be able to sell some or all of its securities at desired prices or may be unable to sell the securities at all.

*Active Management Risk.* The sub-adviser's judgments about the attractiveness, value, or potential appreciation of Foreign Value Small Cap Fund's investments may prove to be incorrect.

*Non-Diversification.* Foreign Value Small Cap Fund is "non-diversified", which means that it may invest a higher percentage of its assets in a smaller number of issuers. As a result, a decline in the value of the securities of one issuer could have a significant negative effect on Foreign Value Small Cap Fund.

*Sector.* Foreign Value Small Cap Fund may have significant investments in one or more specific industry sectors, subjecting it to risks greater than general market risk.

*Securities Lending.* Securities lending involves two primary risks: investment risk and borrower default risk. Investment risk is the risk that Foreign Value Small Cap Fund will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk

*Summary Information*

that Foreign Value Small Cap Fund will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

*Derivatives.* Foreign Value Small Cap Fund's investments in currency futures, options and other derivative instruments are subject to a number of risks, such as counterparty risk, the risk of mispricing or improper valuation, and the risk that the value of the instrument may not increase or decrease as expected.

Please refer to "Fund Objectives, Strategies and Risks" in the Prospectus for further details.

**Performance**

The following bar charts and tables indicate some of the risks of investing in Foreign Value Small Cap Fund by showing changes in Foreign Value Small Cap Fund's performance over time (Foreign Value Small Cap Fund commenced operations on May 1, 2008, therefore only two calendar years of performance is reported). The tables also compare Foreign Value Small Cap Fund's performance to a broad measure of market performance that reflects the type of securities in which Foreign Value Small Cap Fund invests. Of course, past performance does not necessarily indicate how Foreign Value Small Cap Fund will perform (before and after taxes) in the future. *Updated performance information is available at* www.peartreefunds.com.

**Annual Return Ordinary Class** (Calendar year ended December 31) Returns for Institutional Shares will differ from the Ordinary Share returns due to differences in expenses between the classes.



35

Calendar year-to-date return of the Ordinary Shares of Foreign Value Small Cap Fund as of 6/30/2012 is 8.17%

| Best Quarter: | Q2 2009 | 53.73 |
| Worst Quarter: | Q4 2008 | -28.49 |

**Average Annual Total Returns for the periods ended December 31, 2011**

|  | 1 Year | Life of the Fund<br>Since May 1, 2008 |
|---|---|---|
| Ordinary Shares Before Taxes | -20.02 % | -1.66% |
| Ordinary Shares After Taxes on Distributions | -21.30 % | -2.29% |
| Ordinary Shares After Taxes on Distributions and Sale of Fund Shares | -10.87 % | -1.32% |
| Institutional Shares Before Taxes | -19.86 % | -1.46% |
| S&P EPAC Index | -14.38 % | -5.50% |

**After-tax returns.**   After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state or local taxes.  Actual after-tax returns may differ depending on your individual circumstances and may differ from those shown.  The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement.  After-tax returns are shown only for Ordinary Shares and after-tax returns for Institutional Shares may vary.  Actual after-tax returns may differ depending on your individual circumstances.

**Management**

Foreign Value Small Cap Fund is managed by Pear Tree Advisors, Inc.  Foreign Value Small Cap Fund is sub-advised by Polaris Capital Management, LLC ("Polaris").  The following employees of Polaris serve as the portfolio managers of Foreign Value Small Cap Fund:

| Investment Team | Position at Polaris | Manager of the Fund Since |
|---|---|---|
| Bernard R. Horn, Jr. | President and Chief Investment Officer | 2008 |
| Sumanta Biswas, CFA | Vice President and Assistant Portfolio Manager | 2008 |

*Summary Information*

| | | |
|---|---|---|
| Bin Xiao, CFA | Assistant Portfolio Manager | 2012 |

**Buying and Selling Fund Shares**

You may buy or sell shares of Foreign Value Small Cap Fund on any business day by contacting the Pear Tree Funds, through mail or by phone, or through your broker or financial intermediary. Generally, purchase and redemption orders with respect to Fund shares are processed at the net asset value next calculated after an order is received.

**Initial Investment Minimum**

Ordinary Class: $2,500 or

Ordinary Class Retirement Accounts: $1,000

Institutional Class: $1,000,000

**Ongoing Investment Minimum**

Both Classes: 50 shares

**Contact Information**

**Mail:** Pear Tree Funds
Attention: Transfer Agent
55 Old Bedford Road, Suite 202
Lincoln, MA 01773

**Telephone:** 1-800-326-2151

**Website:** www.peartreefunds.com

**Tax Information**

Foreign Value Small Cap Fund's distributions may be taxable as ordinary income or capital gains, except when your investments is through an IRA, 401(k) or other tax-advantaged investment plan. These tax-advantaged plans may be taxed at a later date based upon your individual circumstances.

**Payments to Broker-Dealers and other Financial Intermediaries**

If you purchase shares of Foreign Value Small Cap Fund through a broker-dealer or other financial intermediary (such as a bank), Foreign Value Small Cap Fund and its related companies my pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend Foreign Value Small Cap Fund over another investment. Ask your salesperson or visit your financial intermediary's internet site for more information.

37

*Summary Information*

## ADDITIONAL INFORMATION ABOUT INVESTMENT OBJECTIVES, STRATEGIES AND RISKS

### Pear Tree Columbia Small Cap Fund

**Investment Objective**

Maximum long-term capital appreciation. There is no guarantee that Small Cap Fund will achieve its objective. Small Cap Fund's investment objective may be changed by its Board of Trustees and without shareholder approval.

**Principal Strategies**

Under normal market conditions, Small Cap Fund invests at least 80 percent of its net assets (plus borrowings for investment purposes) in stocks of small-cap companies. Small Cap Fund considers a small-cap company to be a company having a market capitalization at time of purchase of an issuer in the Russell 2000® Index (currently stocks with capitalizations of approximately $100 million to $3 billion). The Russell 2000 is a widely used benchmark for small-cap performance. The market capitalization of the companies in Small Cap Fund's portfolio and the Russell 2000 changes over time; Small Cap Fund will not automatically sell or cease to purchase stock of a company it already owns just because the company's market capitalization grows or falls outside this range. Small Cap Fund may, on occasion, purchase companies with a market capitalization above or below the ranges if the sub-adviser to Small Cap Fund believes that such investment is in the best interests of Small Cap Fund and consistent with Small Cap Fund's investment objective.

The sub-adviser to Small Cap Fund utilizes a series of well-defined, established processes in order to select and reevaluate securities in the growth and value categories. The sub-adviser begins with a universe of securities consisting of those typically found in the Russell 2000 Index. Each security in that universe is then evaluated using a series of proprietary screens involving fundamental, quantitative, qualitative and technical analysis. A fundamental analysis examines the current share price of a stock relative to other measures of the issuer's value, such as earnings. A quantitative analysis examines other measures of a stock's potential to appreciate in value using statistical or other mathematical models. A qualitative analysis examines factors that may not be fully reflected in the stock's share price, such as recent product launches, changes in competition, natural disasters and changes in management. A technical analysis examines direction trends in a stock's share price.

Once a security has been subjected to those analytical filters, the sub-adviser performs a detailed assessment; develops an investment thesis; sets a price target and initiates a portfolio position. From time to time, holdings may be diversified or company and industry. While most assets are typically invested in U.S. common stocks, Small Cap Fund may invest in American Depositary Receipts, or ADRs, and other foreign stocks traded on U.S. exchanges in keeping with Small Cap Fund's objectives.

The sub-adviser generally considers growth stocks to be equity securities issued by companies that have sustainable competitive advantages and products or services that potentially could generate significantly greater-than-average revenue and earnings growth.  The sub-adviser generally considers value stocks to be equity securities issued by companies that have underappreciated but stable earnings and cash flow and where there are visible and imminent inflection points and catalysts that will result in increased earnings and cash flow, driving stock appreciation.

**Principal Investment Risks**

All investments carry a certain amount of risk.  You may lose money by investing in Small Cap Fund.  In addition to the risks common to all Pear Tree Funds (see "—Investment Risks Common to All Pear Tree Funds"), below is a description of the principal risks of investing in Small Cap Fund.

*Active management risk.*  The sub-adviser's judgments about the attractiveness, value, or potential appreciation of Small Cap Fund's investments may prove to be incorrect. If the securities selected and strategies employed by Small Cap Fund fail to produce the intended results, Small Cap Fund could underperform other funds with similar objectives and investment strategies.

*Small-Capitalization Securities.*  Investments in small-capitalization companies typically present greater risks than investments in larger companies because small companies often have limited product lines and few managerial or financial resources. As a result, the performance of Small Cap Fund may be more volatile than a fund that invests in large-cap stocks.

*Growth and Value Stock Investing*.  Different investment styles periodically come into and fall out of favor with investors, depending on market conditions and investor sentiment.  As Small Cap Fund holds stocks with both growth and value characteristics, from time to time it could underperform stock funds that take a strictly growth or value approach to investing. Growth stocks generally are more volatile than the overall stock market and can have sharp price declines as a result of earnings disappointments.  Value stocks generally carry the risk that the market will not recognize their intrinsic value or that they are actually appropriately priced at a low level.

*Foreign Securities.* To the extent Small Cap Fund holds foreign securities (including ADRs), financial information concerning those entities may be more limited than information generally available from U.S. issuers or not available.  The value of foreign instruments may be adversely affected by local or regional political and economic developments, as well as changes in exchange rates. For emerging market equity securities, these risks tend to be greater than for securities of issuers located in more developed countries.

*Sector.* Small Cap Fund currently has significant investments in one or more specific industry sectors to the extent that Small Cap Fund's benchmark is concentrated in specific industry sectors, although Small Cap Fund does not have a policy to concentrate in any specific industry sector. To the extent that Small Cap Fund has significant investments in a specific sector, it is subject to risk of loss as a result of adverse economic, business or other developments to that sector in addition to general market risks.

*Non-Diversification.* Small Cap Fund is "non-diversified," which means that it may invest a higher percentage of its assets in a small number of issuers. When Small Cap Fund is not diversified, a decline in the value of the securities of one issuer could have a significant negative effect on the value of Small Cap Fund's portfolio.


# Pear Tree Columbia Micro Cap Fund

## Investment Objective

Maximum long-term capital appreciation. There is no guarantee that Micro Cap Fund will achieve its objective. Micro Cap Fund's investment objective may be changed by its Board of Trustees and without shareholder approval.

## Principal Strategies

Under normal market conditions, Micro Cap Fund invests at least 80 percent of its net assets (plus borrowings for investment purposes) in stocks of micro-cap companies. Micro Cap Fund considers a micro-cap company to be a company having a market capitalization at time of purchase no larger than the market capitalization of the largest company in the Russell Microcap® Index (i.e., approximately $750 million). The Russell Micro Cap Index is a widely used benchmark for micro-cap performance. The market capitalization of the companies in Micro Cap Fund's portfolio and the Russell Micro Cap Index changes over time; Micro Cap Fund will not automatically sell or cease to purchase stock of a company it already owns just because the company's market capitalization grows outside this range. Micro Cap Fund may, on occasion, purchase companies with a market capitalization above the range if the sub-adviser to Micro Cap Fund believes that such investment is in the best interests of Micro Cap Fund and consistent with Micro Cap Fund's investment objective. Micro Cap Fund does not apply a minimum market capitalization to the securities that it acquires.

The sub-adviser to Micro Cap Fund utilizes a series of well-defined, established processes in order to select and reevaluate for securities. The sub-adviser begins with a universe of securities consisting of those typically found in the Russell Micro Cap Index. Each security in that universe is then evaluated using a series of proprietary screens involving fundamental, quantitative, qualitative and technical analysis. A fundamental analysis examines the current share price of a stock relative to other measures of the issuer's value, such as earnings. A quantitative analysis examines other measures of a stock's potential to appreciate in value using statistical or other mathematical models. A qualitative analysis examines factors that may not be fully reflected in the stock's share price, such as recent product launches, changes in competition, natural disasters and changes in management. A technical analysis examines direction trends in a stock's share price.

Once a security has been subjected to those analytical filters, the sub-adviser performs a detailed assessment; develops an investment thesis; sets a price target and initiates a portfolio position. From time to time, holdings may be diversified or company and industry. While most assets are typically invested in U.S. common stocks, Micro Cap Fund may invest in American Depositary Receipts, or ADRs, and other foreign stocks traded on U.S. exchanges in keeping with Micro Cap Fund's objectives.

## Principal Investment Risks

All investments carry a certain amount of risk.  You may lose money by investing in Micro Cap Fund.  In addition to the risks common to all Pear Tree Funds (see "—Investment Risks Common to All Pear Tree Funds"), below is a description of the principal risks of investing in Micro Cap Fund.

*Active Management Risk.*  The sub-adviser's judgments about the attractiveness, value, or potential appreciation of Micro Cap Fund's investments may prove to be incorrect. If the securities selected and strategies employed by Micro Cap Fund fail to produce the intended results, Micro Cap Fund could underperform other funds with similar objectives and investment strategies.

*Micro-Capitalization Securities.*  Investments in small-capitalization companies typically present greater risks than investments in larger companies because small companies often have limited product lines and few managerial or financial resources.  Some micro-cap securities are traded on national securities exchanges.  Many are traded on less regulated OTC bulletin boards or their prices are simply listed on "pink sheets," and thus, do not have to meet national exchange listing requirements.  As a result, the performance of Micro Cap Fund may be more volatile than a fund that invests in small- or mid-cap stocks.

*Foreign Securities.* To the extent Micro Cap Fund holds foreign securities (including ADRs), financial information concerning those entities may be more limited than information generally available from U.S. issuers or not available.  The value of foreign instruments tends to be adversely affected by local or regional political and economic developments, as well as changes in exchange rates.  For emerging market equity securities, these risks tend to be greater than for securities of issuers located in more developed countries.

*Sector.* Micro Cap Fund currently has significant investments in one or more specific industry sectors to the extent that Micro Cap Fund's benchmark is concentrated in specific industry sectors, although Micro Cap Fund does not have a policy to concentrate in any specific industry sector. To the extent that Micro Cap Fund has significant investments in a specific sector, it is subject to risk of loss as a result of adverse economic, business or other developments to that sector in addition to general market risks.

*Non-Diversification.*  Micro Cap Fund is "non-diversified," which means that it may invest a higher percentage of its assets in a small number of issuers.  When Micro Cap Fund is not diversified, a decline in the value of the securities of one issuer could have a significant negative effect on the value of Micro Cap Fund's portfolio.

# Pear Tree Quality Fund

**Investment Objective**

Long-term growth of capital. There is no guarantee that Quality Fund will achieve its objective. Quality Fund's investment objective may be changed by its Board of Trustees and without shareholder approval.

**Principal Investment Strategies**

Under normal market conditions, Quality Fund invests at least 80 percent of its net assets (plus any borrowings for investment purposes) in common stocks of U.S. issuers. Quality Fund principally invests in stocks of large-cap companies, that is, companies with a market capitalization of greater than $[**5**] billion at time of purchase. The market capitalization of the companies in Quality Fund's portfolio changes over time; Quality Fund will not automatically sell or cease to purchase stock of a company it already owns just because the company's market capitalization falls outside this range.

To manage Quality Fund's portfolio, Quality Fund's investment manager, in consultation with its sub-adviser, periodically selects a mutual fund (the "target portfolio") and then purchases and sells Quality Fund assets such that Quality Fund's portfolio generally holds the same securities and in the same percentages as the target portfolio as of the end of the target portfolio's most recent fiscal quarter. In order for a mutual fund to be a potential target portfolio, the mutual fund must:

- Invest principally in stocks of large U.S. companies;
- Be required to disclose publicly within 60 days of its quarter end its portfolio holdings as of the end of the quarter;
- Be managed by an investment adviser that is unaffiliated with Quality Fund's investment manager or sub-adviser; and
- Typically, allow only very large institutional investors to invest directly in the target portfolio.

In selecting a target portfolio for Quality Fund, Quality Fund's investment manager considers, among other things, whether the:

- Target portfolio may easily be replicated by Quality Fund;
- Quality Fund's purchases and sales of portfolio securities may potentially impact the management of the target portfolio;
- Target portfolio's investment objective and investment policies are compatible with Quality Fund's investment objective and investment policies;
- Target portfolio historically has a low rate of turnover;
- Target portfolio historically has had strong performance;
- Target portfolio's investment adviser has a solid reputation within the financial services industry; and

- Target portfolio's investment adviser generally uses a quantitative investment approach to manage the target portfolio.

If Quality Fund's assets significantly increase, Quality Fund may select more than one target portfolio. From time to time, a target portfolio may invest in non-U.S. securities. In such cases, Quality Fund typically invests in American Depositary Receipts (or ADRs), which represent interests in such securities.

**Principal Investment Risks**

All investments carry a certain amount of risk. You may lose money by investing in Quality Fund. In addition to the risks common to all Pear Tree Funds (see "—Investment Risks Common to All Pear Tree Funds"), below is a description of the principal risks of investing in Quality Fund.

*Difficulty in Comparing Fund Performance with Target Portfolio Performance*. Quality Fund performance typically does not mirror the target portfolio's performance. Among other things, the holdings of the target portfolio may change significantly during the period between the end of a quarter and the time when those changes are publicly disclosed. At such times, it is likely that Quality Fund is unaware of the changes, and as a result, may not be able to avoid a loss or benefit from a repositioning of its portfolio that has been anticipated by the target portfolio's investment adviser. In addition, the target portfolio may have lower expenses relative to its assets than Quality Fund.

*Inability to Conduct Due Diligence on Target Portfolio's Investment Adviser*. Neither Quality Fund's investment manager nor sub-adviser has an agreement with a target portfolio's investment adviser. As a result, they may be able to perform only limited due diligence on the investment adviser to determine, among other things, whether the investment adviser is adhering to the target portfolio's investment guidelines and whether the risks disclosed in the target portfolio's offering documents (e.g., its prospectus and statement of additional information) reflect the risks of the target portfolio.

*Potential Impact on Target Portfolio*. Quality Fund's purchases and sales of securities for its own portfolio may adversely impact the management of a target portfolio and thus, Quality Fund itself.

*Accuracy of Target Portfolio Information*. Quality Fund relies on each target portfolio to disclose publicly accurate information about its portfolio holdings on or before the deadlines required for such disclosure. Any failure by a target portfolio to file accurate and timely portfolio information could affect the performance of Quality Fund.

*Large- and Mid-Capitalization Securities*. Securities issued by large- and mid-cap companies tend to be less volatile than securities issued by smaller companies. Larger companies, however, may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods, and may be unable to respond as quickly to competitive challenges.

*Foreign Securities.* To the extent Quality Fund holds foreign securities (primarily through ADRs), financial information concerning those entities may be more limited than information generally available from U.S. issuers or not available. Non-U.S. equity markets in which those foreign securities are principally traded may have limited liquidity, and be subject to complex rules, arbitrary rules or both. Quality Fund also may have a limited ability to protect its investment under foreign property and securities laws, and may have difficulty from time to time converting local currency into U.S. dollars. Moreover, the value of foreign instruments tends to be adversely affected by local or regional political and economic developments, as well as changes in exchange rates. For emerging market equity securities, these risks tend to be greater than for securities of issuers located in more developed countries.

*Non-Diversification.* Quality Fund is "non-diversified", which means that it may invest a higher percentage of its assets in a smaller number of issuers. As a result, a decline in the value of the securities of one issuer could have a significant negative effect on Quality Fund.

*Sector.* Quality Fund may at any one time have significant investments in one or more specific industry sectors to the extent that Quality Fund's benchmark is concentrated in specific industry sectors, although Quality Fund does not have a policy to concentrate in any specific industry sector. To the extent that Quality Fund has significant investments in a specific sector, it is subject to risk of loss as a result of adverse economic, business or other developments to that sector in addition to general market risks.

# Pear Tree PanAgora Dynamic Emerging Markets Fund

**Investment Objective**

Long-term growth of capital. There is no guarantee that Emerging Markets Fund will achieve its objective. Emerging Markets Fund's investment objective may be changed by its Board of Trustees and without shareholder approval.

**Principal Investment Strategies**

Under normal market conditions, Emerging Markets Fund invests at least 80 percent of its net assets (plus borrowings for investment purposes) in common stocks, including depository receipts, warrants and rights, of emerging markets issuers. Emerging Markets Fund defines an emerging market issuer as an issuer having a country classification assigned by MSCI from a country included in the MSCI Emerging Markets® Index ("MSCI EM"). As of June 30, 2012, the countries included in the MSCI EM Index were: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, the Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey.

Emerging Markets Fund generally invests in at least eight countries and three or more broad geographic regions, such as Latin America, Asia or Europe. Emerging Markets Fund may invest greater than 25 percent of its assets in a particular region, but not in a single country in that region. Emerging Markets Fund may invest in companies of any capitalization.

To manage Emerging Markets Fund's assets, its sub-adviser employs its proprietary alpha modeling technology, that is, a model that seeks to make more money than a passive strategy of investing in the market generally (which typically is represented by reference to a broad-based market index). The sub-adviser's model is based on fundamental investment principles, and it is premised on the theory that no two stocks are alike and their behaviors change through time. As a result, the model has distinct dynamic and analytical components. The models approach combines firm-specific, sector-specific and region-specific information in a quantitative framework to derive custom-tailored alpha models for a broad universe of global securities. For Emerging Markets Fund, the sub-adviser has tailored the model for a portfolio focused on emerging markets securities.

In addition to emerging markets securities, Emerging Markets Fund also may invest in forward foreign currency exchange contracts.

**Principal Investment Risks**

All investments carry a certain amount of risk. You may lose money by investing in Emerging Markets Fund. In addition to the risks common to all Pear Tree Funds (see "—Investment Risks Common to All Pear Tree Funds"), below is a description of the principal risks of investing in Emerging Markets Fund.

*Foreign Securities, including Emerging Markets Securities.* Financial information concerning foreign issuers may be more limited than information generally available from U.S. issuers or not available. Non-U.S. equity markets in which Emerging Markets Fund invests may have limited liquidity, and be subject to complex rules, arbitrary rules or both. Emerging Markets Fund also may have a limited ability to protect its investment under foreign property and securities laws, and may have difficulty from time to time converting local currency into U.S. dollars. Moreover, the value of foreign instruments tends to be adversely affected by local or regional political and economic developments, as well as changes in exchange rates.

For emerging market equity securities, these risks tend to be greater than for securities of issuers located in more developed countries. The events that lead to those greater risks include political instability, immature economic and financial institutions, local economies typically dependent on one or several natural resources, local property and securities laws that lack clarity or certainty, generally limited market liquidity, local ownership rules, currency exchange restrictions and restrictions on the repatriation of investment income and capital. Certain emerging markets are closed in whole or part to the direct purchase of equity securities by foreigners. In these markets, Emerging Markets Fund may be able to invest in equity securities solely or primarily through foreign government authorized pooled investment vehicles. These securities could be more expensive because of additional management fees charged by the underlying pools. In addition, such pools may have restrictions on redemptions, limiting the liquidity of the investment.

*Active Management Risk.* The sub-adviser's judgments about the attractiveness, value, or potential appreciation of Emerging Markets Fund's investments may prove to be incorrect. If the securities selected and strategies employed by Emerging Markets Fund fail to produce the intended results, Emerging Markets Fund could underperform other funds with similar objectives and investment strategies.

*Large- and Mid-Capitalization Securities.* Securities issued by large- and mid-cap companies tend to be less volatile than securities issued by smaller companies. Larger companies, however, may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods, and may be unable to respond as quickly to competitive challenges.

*Small- and Micro-Capitalization Securities.* Investments in small- and micro-capitalization companies typically present greater risks than investments in larger companies because small companies often have limited product lines and few managerial or financial resources. As a result, the performance of Emerging Markets Fund may be more volatile than a fund that invests only in large- and mid-cap stocks.

*Growth and Value Stock Investing.* Different investment styles periodically come into and fall out of favor with investors, depending on market conditions and investor sentiment. As Emerging Markets Fund holds stocks with both growth and value characteristics, from time to time it could underperform stock funds that take a strictly growth or value approach to investing. Growth stocks generally are more volatile than the overall stock market and can have sharp price declines as a result of earnings disappointments. Value stocks generally carry the risk that the market will not recognize their intrinsic value or that they are actually appropriately priced at a low level.

*Forward and Currency Contracts.* Forward and currency contracts are subject to the risks inherent in most derivative contracts. In addition, they also may be subject to certain non-market based risks that are difficult to predict, such as governmental, trade, fiscal, monetary and exchange control programs and policies. Currency contracts also may be subject to national and international political and economic events. Under certain market conditions, Emerging Markets Fund could lose more than the amount it originally invested. Emerging Markets Fund also may find that under certain market conditions, it may be difficult or impossible to liquidate a position.

*Non-Diversification.* Emerging Markets Fund is "non-diversified", which means that it may invest a higher percentage of its assets in a smaller number of issuers. As a result, a decline in the value of the securities of one issuer could have a significant negative effect on Emerging Markets Fund.

*Sector.* Emerging Markets Fund may at any one time have significant investments in one or more specific industry sectors to the extent that Emerging Markets Fund's benchmark is concentrated in specific industry sectors, although Emerging Markets Fund does not have a policy to concentrate in any specific industry sector. To the extent that Emerging Markets Fund has significant investments in a specific sector, it is subject to risk of loss as a result of adverse economic, business or other developments to that sector in addition to general market risks.

# Pear Tree Polaris Foreign Value Fund

**Investment Objective**

Long-term growth of capital and income. There is no guarantee that Foreign Value Fund will achieve its objective. Foreign Value Fund's investment objective may be changed by its Board of Trustees and without shareholder approval.

**Principal Investment Strategies**

Under normal market conditions, Foreign Value Fund invests at least 80 percent of its net assets (plus borrowings for investment purposes) in common stock, warrants, and rights derivative of or convertible into common stocks, in each case issued by foreign markets issuers. Foreign Value Fund defines a foreign markets issuer to be an issuer that derives at least 50 percent of its gross revenues or profits from goods or services produced in non-U.S. markets or from sales made in non-U.S. markets. Common stocks include securities such as depositary receipts and participatory notes that derive their values from common stocks.

Generally, Foreign Value Fund invests in foreign markets issuers in Europe, Australia, and the larger capital markets of the Far East. Foreign Value Fund, however, also may invest without limit in emerging markets issuers, that is, an issuer organized under the laws of, or whose securities are traded in, a country included in the MSCI Emerging Markets Index ("MSCI EM"). As of June 30, 2012, the countries included in the MSCI EM Index were: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, the Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey. Foreign Value Fund generally will be invested in issuers in ten or more foreign countries. Foreign Value Fund may invest in companies of any capitalization.

Foreign Value Fund's sub-adviser uses a three-step investment decision making process, with the objective to identify companies with the most undervalued streams of sustainable cash flow. First, because the sub-adviser believes that country and industry factors are important influences on security prices, it employs proprietary quantitative investment technology to evaluate data, such as cash flow and interest rates, to produce a ranking of country and industry sectors. Second, because the sub-adviser believes that normal security price fluctuations produce company valuations that can undervalue the cash flow or assets of a company, it uses traditional valuation criteria to regularly screen a database of more than 29,000 companies worldwide to identify a pool of approximately 500 or more securities with the greatest potential for undervalued streams of sustainable cash flow or assets. Third, the sub-adviser conducts rigorous fundamental research on the pool of companies identified by the first two steps of the investment process. The sub-adviser also maintains a "watch-list" of companies which may be used if the valuation of a company held in Foreign Value Fund's portfolio falls below established limits.

Foreign Value Fund's sub-adviser may utilize options in an attempt to improve the risk/return profile of Foreign Value Fund's returns. Selling/writing call options is designed to provide income to Foreign Value Fund (i.e., the writer of the call option is paid a premium, but is obligated to sell a security at a target price). Purchasing put options (i.e., the purchaser has the right to sell a security at a target price) is designed to protect Foreign Value Fund from dramatic downward movements in a security, effectively locking in a minimum sale price for that security. The extent of the sub-adviser's use of options may vary over time based on the sub-adviser's assessment of market conditions and other factors. Foreign Value Fund may also buy and sell forward foreign currency exchange contracts in connection with its investments.


**Principal Investment Risks**

All investments carry a certain amount of risk. You may lose money by investing in Foreign Value Fund. In addition to the risks common to all Pear Tree Funds (see "—Investment Risks Common to All Pear Tree Funds"), below is a description of the principal risks of investing in Foreign Value Fund.

*Foreign Securities, including Emerging Markets Securities.* Financial information concerning foreign issuers may be more limited than information generally available from U.S. issuers or not available. Non-U.S. equity markets in which Foreign Value Fund invests may have limited liquidity, and be subject to complex rules, arbitrary rules or both. Foreign Value Fund also may have a limited ability to protect its investment under foreign property and securities laws, and may have difficulty from time to time converting local currency into U.S. dollars. Moreover, the value of foreign instruments tends to be adversely affected by local or regional political and economic developments, as well as changes in exchange rates.

For emerging market equity securities, these risks tend to be greater than for securities of issuers located in more developed countries. The events that lead to those greater risks include political instability, immature economic and financial institutions, local economies typically dependent on one or several natural resources, local property and securities laws that lack clarity or certainty, generally limited market liquidity, local ownership rules, currency exchange restrictions and restrictions on the repatriation of investment income and capital. Certain emerging markets are closed in whole or part to the direct purchase of equity securities by foreigners. In these markets, Foreign Value Fund may be able to invest in equity securities solely or primarily through foreign government authorized pooled investment vehicles. These securities could be more expensive because of additional management fees charged by the underlying pools. In addition, such pools may have restrictions on redemptions, limiting the liquidity of the investment.

*Value Stock Investing.* Different investment styles periodically come into and fall out of favor with investors, depending on market conditions and investor sentiment. As Foreign Value Fund holds stocks with value characteristics, from time to time it could underperform stock funds that take a strictly growth approach to investing. Value stocks generally carry the risk that the market will not recognize their intrinsic value or that they are actually appropriately priced at a low level.

*Active Management Risk.* The sub-adviser's judgments about the attractiveness, value, or potential appreciation of Foreign Value Fund's investments may prove to be incorrect. If the securities selected and strategies employed by Foreign Value Fund fail to produce the intended results, Foreign Value Fund could underperform other funds with similar objectives and investment strategies.

*Large- and Mid-Capitalization Securities.*  Securities issued by large- and mid-cap companies tend to be less volatile than securities issued by smaller companies.  Larger companies, however, may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods, and may be unable to respond as quickly to competitive challenges.

*Small- and Micro-Capitalization Securities.*  Investments in small- and micro-capitalization companies typically present greater risks than investments in larger companies because small companies often have limited product lines and few managerial or financial resources. As a result, the performance of Foreign Value Fund may be more volatile than a fund that invests only in large- and mid-cap stocks.

*Currency and Option Contracts.*  Currency and Options contracts are subject to the risks inherent in most derivative contracts.  In addition, currency contracts also may be subject to national and international political and economic events.  Options contracts, including options on futures contracts, also are subject to the risks of a leveraged transaction, that is, a move against Foreign Value Fund's open position could cause Foreign Value Fund to lose its premium, initial margin and any additional funds deposited to establish or maintain the position, and Foreign Value Fund may be required to deposit a substantial amount of additional market funds on short notice to maintain the position.  Under certain market conditions, Foreign Value Fund investing in an option contact could lose more than the amount it originally invested.  Foreign Value Fund also may find that under certain market conditions, it may be difficult or impossible to liquidate an open option contract.

*Non-Diversification.*  Foreign Value Fund is "non-diversified", which means that it may invest a higher percentage of its assets in a smaller number of issuers.  As a result, a decline in the value of the securities of one issuer could have a significant negative effect on Foreign Value Fund.

*Sector.* Foreign Value Fund may at any one time have significant investments in one or more specific industry sectors to the extent that Foreign Value Fund's benchmark is concentrated in specific industry sectors, although Foreign Value Fund does not have a policy to concentrate in any specific industry sector. To the extent that Foreign Value Fund has significant investments in a specific sector, it is subject to risk of loss as a result of adverse economic, business or other developments to that sector in addition to general market risks.

## Pear Tree Polaris Foreign Value Small Cap Fund

**Investment Objective**

Long-term growth of capital and income.  There is no guarantee that Foreign Value Small Cap Fund will achieve its objective.  Foreign Value Small Cap Fund's investment objective may be changed by its Board of Trustees and without shareholder approval.

**Principal Investment Strategies**

Under normal market conditions, Foreign Value Small Cap Fund invests at least 80 percent of its net assets (plus borrowings for investment purposes) in common stock, warrants, and rights derivative of or convertible into common stocks, in each case issued by foreign markets issuers. Foreign Value Small Cap Fund defines a foreign markets issuer to be an issuer that derives at least 50 percent of its gross revenues or profits from goods or services produced in non-U.S. markets or from sales made in non-U.S. markets. Common stocks include securities such as depositary receipts and participatory notes that derive their values from common stocks.

Generally, Foreign Value Small Cap Fund invests in foreign markets issuers in Europe, Australia, and the larger capital markets of the Far East. Foreign Value Small Cap Fund, however, also may invest without limit in emerging markets issuers, that is, an issuer organized under the laws of, or whose securities are traded in, a country included in the MSCI Emerging Markets Index ("MSCI EM"). As of June 30, 2012, the countries included in the MSCI EM Index were: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, the Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey. Foreign Value Small Cap Fund generally will be invested in issuers in ten or more foreign countries. Foreign Value Small Cap Fund considers a small-cap company to be a company having a market capitalization at time of purchase between $50 million to $2 billion.

Foreign Value Small Cap Fund's sub-adviser uses a three-step investment decision making process, with the objective to identify companies with the most undervalued streams of sustainable cash flow. First, because the sub-adviser believes that country and industry factors are important influences on security prices, it employs proprietary quantitative investment technology to evaluate data, such as cash flow and interest rates, to produce a ranking of country and industry sectors. Second, because the sub-adviser believes that normal security price fluctuations produce company valuations that can undervalue the cash flow or assets of a company, it uses traditional valuation criteria to regularly screen a database of more than 29,000 companies worldwide to identify a pool of approximately 500 or more securities with the greatest potential for undervalued streams of sustainable cash flow or assets. Third, the sub-adviser conducts rigorous fundamental research on the pool of companies identified by the first two steps of the investment process. The sub-adviser also maintains a "watch-list" of companies which may be used if the valuation of a company held in Foreign Value Small Cap Fund's portfolio falls below established limits.

Foreign Value Small Cap Fund's sub-adviser may utilize options in an attempt to improve the risk/return profile of Foreign Value Small Cap Fund's returns. Selling/writing call options is designed to provide income to Foreign Value Small Cap Fund (i.e., the writer of the call option is paid a premium, but is obligated to sell a security at a target price). Purchasing put options (i.e., the purchaser has the right to sell a security at a target price) is designed to protect Foreign Value Small Cap Fund from dramatic downward movements in a security, effectively locking in a minimum sale price for that security. The extent of the sub-adviser's use of options may vary over time based on the sub-adviser's assessment of market conditions and other factors. Foreign Value Small Cap Fund may also buy and sell forward foreign currency exchange contracts in connection with its investments.

**Principal Investment Risks**

All investments carry a certain amount of risk. You may lose money by investing in Foreign Value Small Cap Fund. In addition to the risks common to all Pear Tree Funds (see "—Investment Risks Common to All Pear Tree Funds"), below is a description of the principal risks of investing in Foreign Value Small Cap Fund.

*Foreign Securities, including Emerging Markets Securities.* Financial information concerning foreign issuers may be more limited than information generally available from U.S. issuers or not available. Non-U.S. equity markets in which Foreign Value Small Cap Fund invests may have limited liquidity, and be subject to complex rules, arbitrary rules or both. Foreign Value Small Cap Fund also may have a limited ability to protect its investment under foreign property and securities laws, and may have difficulty from time to time converting local currency into U.S. dollars. Moreover, the value of foreign instruments tends to be adversely affected by local or regional political and economic developments, as well as changes in exchange rates.

For emerging market equity securities, these risks tend to be greater than for securities of issuers located in more developed countries. The events that lead to those greater risks include political instability, immature economic and financial institutions, local economies typically dependent on one or several natural resources, local property and securities laws that lack clarity or certainty, generally limited market liquidity, local ownership rules, currency exchange restrictions and restrictions on the repatriation of investment income and capital. Certain emerging markets are closed in whole or part to the direct purchase of equity securities by foreigners. In these markets, Foreign Value Small Cap Fund may be able to invest in equity securities solely or primarily through foreign government authorized pooled investment vehicles. These securities could be more expensive because of additional management fees charged by the underlying pools. In addition, such pools may have restrictions on redemptions, limiting the liquidity of the investment.

*Value Stock Investing.* Different investment styles periodically come into and fall out of favor with investors, depending on market conditions and investor sentiment. As Foreign Value Small Cap Fund holds stocks with value characteristics, from time to time it could underperform stock funds that take a strictly growth approach to investing. Value stocks generally carry the risk that the market will not recognize their intrinsic value or that they are actually appropriately priced at a low level.

*Small-Capitalization Securities.* Investments in small-capitalization companies typically present greater risks than investments in larger companies because small companies often have limited product lines and few managerial or financial resources. As a result, the performance of Foreign Value Small Cap Fund may be more volatile than a fund that invests only in large- and mid-cap stocks.

*Currency and Option Contracts.* Currency and Options contracts are subject to the risks inherent in most derivative contracts. In addition, currency contracts also may be subject to national and international political and economic events. Options contracts, including options on futures contracts, also are subject to the risks of a leveraged transaction, that is, a move against Foreign Value Small Cap Fund's open position could cause Foreign Value Small Cap Fund to lose its premium, initial margin and any additional funds deposited to establish or maintain the position, and Foreign Value Small Cap Fund may be required to deposit a substantial amount of additional market funds on short notice to maintain the position. Under certain market conditions, Foreign Value Small Cap Fund investing in an option contact could lose more than the amount it originally invested. Foreign Value Small Cap Fund also may find that under certain market conditions, it may be difficult or impossible to liquidate an open option contract.

*Active Management Risk.* The sub-adviser's judgments about the attractiveness, value, or potential appreciation of Foreign Value Small Cap Fund's investments may prove to be incorrect. If the securities selected and strategies employed by Foreign Value Small Cap Fund fail to produce the intended results, Foreign Value Small Cap Fund could underperform other funds with similar objectives and investment strategies.

*Non-Diversification.* Foreign Value Small Cap Fund is "non-diversified", which means that it may invest a higher percentage of its assets in a smaller number of issuers. As a result, a decline in the value of the securities of one issuer could have a significant negative effect on Foreign Value Small Cap Fund.

*Sector.* Foreign Value Small Cap Fund may at any one time have significant investments in one or more specific industry sectors to the extent that Foreign Value Small Cap Fund's benchmark is concentrated in specific industry sectors, although Foreign Value Small Cap Fund does not have a policy to concentrate in any specific industry sector. To the extent that Foreign Value Small Cap Fund has significant investments in a specific sector, it is subject to risk of loss as a result of adverse economic, business or other developments to that sector in addition to general market risks.

**Principal Investment Strategies Common to all Pear Tree Funds**

The following principal investment strategies are common to all Pear Tree Funds:

*Securities Lending.* To earn additional income, a Pear Tree Fund may lend its securities to brokers, dealers and other institutional investors in an amount not to exceed one-third of the value of its total assets via a securities lending program through the securities lending agent. When the Pear Tree Fund lends its securities, it typically receives back collateral in the form of cash or high quality securities. Cash collateral typically is invested by the Pear Tree Fund in a money market fund, with the Pear Tree Fund splitting the income received from the money market fund with the securities lending agent. Collateral in the form of securities typically is held by the Pear Tree Fund's custodian, and the Pear Tree Fund receives a premium for loaning its securities. That premium also is split with the securities lending agent. The Pear Tree Fund returns the collateral when its lent securities are returned, or, in the event the lent securities are not returned, the collateral is retained or sold by the Pear Tree Fund to compensate it for its loss.

Should a borrower of securities fail financially, the lending Pear Tree Fund may experience delays in recovering the securities or exercising its rights in the collateral. Loans are made only to borrowers that are deemed by the securities lending agent to be of good financial standing. In a loan transaction, a Pear Tree Fund that accepts cash collateral also will bear the risk of any decline in value of securities acquired with cash collateral, including shares of money market funds that intend to maintain a stable share price.

*Derivatives*.  Each Pear Tree Fund's investments in derivative instruments are subject to a number of risks. Many derivatives are instruments negotiated with a single counterparty, and thus, may not be resold, may be terminated only subject to penalty, and may be subject to non-performance by the counterparty. In part because of their complexity, many derivatives also involve the risk of mispricing or improper valuation, as well as the risk that the value of the derivative may not increase or decrease as expected.  Certain derivatives also allow them to leverage their portfolios, and thus, could lose more than the principal amount it invested in those derivatives.

*Cash Management.*  From time to time, a Pear Tree Fund will hold some of its assets as cash. Any cash position held by a Pear Tree Fund typically is as a result of uninvested proceeds of a prior investment, uninvested cash received from new subscriptions, or uninvested cash being held to meet anticipated redemptions.  Some of the assets of a Pear Tree Fund generally are cash equivalent instruments, including money market funds.  Except when a Pear Tree Fund employs a temporary defensive position or anticipates significant fund redemptions, it is not the policy of the Pear Tree Funds to maintain a significant portion of its assets as cash or cash equivalent instruments.

*Temporary Defensive Positions.* From time to time, a Pear Tree Fund may take temporary defensive positions that are inconsistent with the Pear Tree Fund's principal investment strategies in attempting to respond to adverse market, economic, political or other conditions. When taking a defensive position, the Pear Tree Fund may not achieve its investment objective.

**Principal Investment Risks Common to All Pear Tree Funds**

The following are principal risks that are common to the Pear Tree Funds as well as most equity funds:

- *Market, Industry and Specific Holdings.* The share price of a Pear Tree Fund may fall because of weakness in the stock markets, generally, weakness with respect to a particular industry in which the Pear Tree Fund has significant holdings, or weaknesses associated with one or more specific companies in which the Pear Tree Fund may have substantial investments. The stock markets generally may decline because of adverse economic and financial developments in the U.S. and abroad.  Industry or company earnings may deteriorate because of a variety of factors, including maturing product lines, changes in technologies, new competition and changes in management.  Such weaknesses typically lead to changes in investor expectations of future earnings and a lack of confidence in current stock prices. Downward pressures on stock prices accelerate if institutional investors, who comprise a substantial portion of the market, also lose confidence in current prices.

- *Liquidity.* Some Pear Tree Fund holdings may be subject to legal or contractual restrictions on resale, making them difficult to sell, especially in a timely manner. Adverse market or economic conditions may result in limited or no trading market for other securities held by a Pear Tree Fund. Under any of these conditions, it may be difficult for a Pear Tree Fund selling one of these securities to receive a sales price comparable to the value assigned to the security by the Pear Tree Fund, or if the Pear Tree Fund continues to hold the security in its portfolio, to determine the value of the security.

**Changes in Policies**

Each Pear Tree Fund's policy of investing at least 80 percent of its net assets (less borrowings for investment purposes) in a particular type of investment may not be materially revised unless that Pear Tree Fund's shareholders are notified at least 60 days in advance of the proposed change.

**Disclosure of Portfolio Holdings**

A description of the Pear Tree Funds' policies and procedures with respect to the disclosure of the Pear Tree Funds' portfolio securities is available in the Pear Tree Funds' Statement of Additional Information.

**MANAGEMENT OF PEAR TREE FUNDS**

Pear Tree Advisors, Inc., 55 Old Bedford Road, Suite 202, Lincoln, MA 01773 (the "Manager") is responsible for day-to-day management of the business and affairs of the Pear Tree Funds subject to oversight by the Board.

**The Manager**

The Manager is a privately held financial services firm providing Management and administrative services and facilities to the Pear Tree Funds. As of June 30, 2012, the firm had approximately $906 million in assets under management.

The Manager may, subject to the approval of the Board, choose the investments of the Pear Tree Funds itself or select sub-advisers (each, a "Sub-Adviser") to execute the day-to-day investment strategies of the Pear Tree Funds. The Manager currently employs the Sub-Advisers to make the investment decisions and portfolio transactions for the Pear Tree Funds and supervises the Sub-Advisers' investment programs.

Day-to-day responsibility for investing Pear Tree Fund' assets currently is provided by the Sub-Advisers described below. The Pear Tree Funds and the Manager have received an exemptive order from the Securities and Exchange Commission that permits the Manager, subject to certain conditions, to enter into or amend an advisory contract with unaffiliated Sub-Advisers with respect to any Pear Tree Fund without obtaining shareholder approval. With Board approval, the Manager may employ a new unaffiliated Sub-Adviser for the Pear Tree Fund, change the terms of the advisory contract with an unaffiliated Sub-Adviser, or enter into new advisory contracts with a Sub-Adviser. The Manager retains ultimate responsibility to oversee the Sub-Advisers to the Pear Tree Funds and to recommend their hiring, termination, and replacement. Shareholders of the Pear Tree Fund continue to have the right to terminate the advisory contract applicable to the Pear Tree Fund at any time by a vote of the majority of the outstanding voting securities of the Pear Tree Fund. Shareholders will be notified if the Sub-Adviser is removed or replaced or if there has been any material amendment to an advisory contract.

**The Sub-Advisers and Portfolio Management**

The Sub-Advisers provide portfolio management and related services to each Pear Tree Fund, including trade execution.

The Statement of Additional Information provides additional information about each portfolio manager's compensation, other accounts managed by each portfolio manager and each portfolio manager's ownership of shares of his or her Fund.

***Pear Tree Columbia Small Cap Fund, Pear Tree Columbia Micro Cap Fund and Pear Tree Quality Fund***

**Sub-Adviser.** Columbia Partners, L.L.C., Investment Management ("Columbia"), 5425 Wisconsin Avenue, Suite 700, Chevy Chase, MD 20815 serves as the Sub-Adviser to Pear Tree Columbia Small Cap Fund, Pear Tree Columbia Micro Cap Fund and Pear Tree Quality Fund. As of June 30, 2012, Columbia had approximately $2.9 billion in assets under management for individual, pension plan and endowment accounts.

**Portfolio Management.**

*Pear Tree Columbia Small Cap Fund.*

| Portfolio manager | Portfolio manager experience in this Fund | Primary title(s) with Sub-Adviser, primary role and investment experience |
|---|---|---|
| Robert A. von Pentz, CFA | Since 1996 | Chief Investment Officer and head of Equity Investments since 1996<br><br>Investment professional since 1984 |
| Rhys Williams, CFA | Since 1997 | Senior Equity Portfolio Manager since 1997<br><br>Investment professional since 1990 |

*Pear Tree Columbia Micro Cap Fund.*

| Portfolio manager | Portfolio manager experience in this Fund | Primary title(s) with Adviser, primary role and investment experience |
|---|---|---|
| Robert A. von Pentz, CFA | Since 1996 | Chief Investment Officer and head of Equity Investments since 1996<br>Investment professional since 1984 |
| Dan Goldstein, CFA | Since 1996 | Equity Team Portfolio Manager and Research Analyst since 1996<br>Investment professional since 1994 |

*Pear Tree Quality Fund.*

| Portfolio manager | Portfolio manager experience in this Fund | Primary title(s) with Sub-Adviser, primary role and investment experience |
|---|---|---|
| Robert A. von Pentz, CFA | Since 2011 | Chief Investment Officer and head of Equity Investments since 1996<br><br>Investment professional since 1984 |

*Pear Tree PanAgora Dynamic Emerging Markets Fund*

**Sub-Adviser.** PanAgora Asset Management, Inc. ("PanAgora"), 470 Atlantic Avenue, Boston, MA 02110, serves as the Sub-Adviser to Pear Tree PanAgora Dynamic Emerging Markets Fund. As of June 30, 2012, PanAgora had $24.5 billion in assets under management in portfolios of institutional pension and endowment funds, among others. Putnam Investments, LLC is a control person of PanAgora.

**Portfolio Management.** Pear Tree PanAgora Dynamic Emerging Markets Fund is managed by the following team.

| Portfolio manager | Portfolio manager experience in this Fund | Primary title(s) with Sub-Adviser, primary role and investment experience |
|---|---|---|
| Joel G. Feinberg | Since 2008 | Director, Equity Investments<br><br>Investment professional since 2000; from 2002 to 2005 as Senior Associate of Operations at PanAgora; Research Associate in Macro Strategies in 2005 at PanAgora; Portfolio Manager, Equity Investment 2006 to 2008 with PanAgora. |
| Sanjoy Ghosh, Ph.D. | Since 2008 | Director, Equity Investments<br><br>Dr. Ghosh is a Director responsible for managing the firm's dynamic equity investments. Prior to joining PanAgora in 2004, he worked at Putnam Investments as a portfolio manager on the Structured Equity team and has over 6 years investment industry experience. |
| Dmitri Kantsyrev, Ph.D., CFA | Since 2008 | Portfolio Manager, Equity Investments<br><br>Dr. Kantsyrev is a Quantitative Analyst on the Dynamic Equity Modeling Team primarily responsible for conducting research for PanAgora's Global and International Equity strategies. Dr. Kantsyrev joined PanAgora in 2007 from the University of Southern California, where he completed his studies in Finance. Dr. Kantsyrev is a CFA charterholder. |

*Pear Tree Polaris Foreign Value Fund and Pear Tree Polaris Foreign Value Small Cap Fund*

**Sub-Adviser.** Polaris Capital Management, LLC ("Polaris"), 125 Summer Street, Boston, MA 02110, serves as the Sub-Adviser to Pear Tree Polaris Foreign Value Fund and Pear Tree Polaris Foreign Value Small Cap Fund. As of June 30, 2012, Polaris had $4.3 billion in assets under management for institutional clients and affluent individuals.

**Portfolio Management.**

*Pear Tree Polaris Foreign Value Fund*

| Portfolio | Portfolio manager | Primary title(s) with Sub-Adviser, |
|---|---|---|

| manager | experience in this Fund | primary role and investment experience |
|---|---|---|
| Bernard R. Horn, Jr. | Since 1998 (Fund inception) Lead Portfolio Manager | Founder and Portfolio Manager since 1995.<br><br>Investment professional since 1980. |
| Sumanta Biswas, CFA | Since 2004 | Assistant Portfolio Manager since 2004.<br><br>Investment professional since 1996; 1996 to 2000 as an officer for the Securities and Exchange Board of India; in 2001 as an intern for Delta Partners; 2002 to 2004 as an Analyst for Polaris. |
| Bin Xiao, CFA | Since 2008 | Assistant Portfolio Manager since 2012<br><br>Analyst with Polaris since 2006.<br><br>Internship at HSBC Global Investment Banking in 2005, internship at Polaris in 2004/2005. 2002 to 2004 as a software architect and project manager at PNC Financial Service Group (PFPC), following positions as an information systems engineer and software engineer at Vanguard Group and RIT Research Corporation respectively.<br><br>MBA MIT's Sloan School of Management 2006; M.S. degree computer science Rochester Institute of Technology 2000; undergraduate degree Beijing Institute of Technology in China in 1998. Completed CFA Level III. |

*Pear Tree Polaris Foreign Value Small Cap Fund*

| Portfolio manager | Portfolio manager experience in this Fund | Primary title(s) with Sub-Adviser, primary role and investment experience |
|---|---|---|
| Bernard R. Horn, Jr. | Lead Portfolio Manager since 2008 (Fund inception) | Founder and Portfolio Manager since 1995.<br><br>Investment professional since 1980. |
| Sumanta Biswas, CFA | Since 2008 (Fund inception) Assistant Portfolio Manager | Assistant Portfolio Manager since 2004.<br><br>Investment professional since 1996; 1996 to 2000 as an officer for the Securities and Exchange Board of India; in |

| | | |
|---|---|---|
| | | 2001 as an intern for Delta Partners; 2002 to 2004 as an Analyst for Polaris. |
| Bin Xiao, CFA | Since 2008 | Assistant Portfolio Manager since 2012<br><br>Analyst with Polaris since 2006.<br><br>Internship at HSBC Global Investment Banking in 2005, internship at Polaris in 2004/2005. 2002 to 2004 as a software architect and project manager at PNC Financial Service Group (PFPC), following positions as an information systems engineer and software engineer at Vanguard Group and RIT Research Corporation respectively.<br><br>MBA MIT's Sloan School of Management 2006; M.S. degree computer science Rochester Institute of Technology 2000; undergraduate degree Beijing Institute of Technology in China in 1998. Completed CFA Level III. |

**Management and Advisory Fees**

As compensation for services rendered for fiscal year ended March 31, 2012, each Pear Tree Fund paid the Manager a monthly fee at the annual rate of 1.0 percent of the average daily net assets. From the management fee, the Manager pays the expenses of providing investment advisory services to the Pear Tree Funds, including the fees of the Sub-Advisers of each individual Pear Tree Fund.

The Pear Tree Funds' Semi-Annual report to be dated September 30, 2012 will contain a detailed discussion of the factors considered by the Pear Tree Funds' Board and its conclusions in approving the management contract and advisory contracts.

**Fee Waivers/Expense Limitation.**

*Pear Tree Quality Fund.* The Manager has agreed until July 31, 2103 to waive 0.15 percent of its management fee if Quality Fund's average daily net assets are up to $100 million and 0.25 percent of its management fee if Quality Fund's average daily net assets are $100 million or more. For the year ended March 31, 2012, the Manager waived fees or reimbursed Quality Fund in the aggregate amount of $ 120,583. These fee waivers only may be terminated with the approval of the Board.

*Pear Tree Columbia Micro Cap Fund.* The Manager has voluntarily agreed to waive its fees and reimburse Micro Cap Fund such that Micro Cap Fund's total annual fund operating expenses (excluding the distribution and shareholder servicing fees, brokerage commissions, interest, dividends, taxes, and extraordinary expenses) would not exceed 2.0 percent for Institutional Shares and 2.25 for Ordinary Shares This waiver may be terminated or modified by the Manager at any time without the approval of the Board of Trustees.

**Revenue Sharing Payments.** The Manager or its affiliates may make payments, out of their own assets to certain intermediaries or their affiliates (including the Distributor, U.S. Boston Capital Corporation) based on sales or assets attributable to the intermediary, or such other criteria agreed to by the Manager. Such payments will be paid by the Manager or its affiliates out of their profits or other available sources and will not impact the total operating expenses of any Pear Tree Fund. The intermediaries to which payments may be made are determined by the Manager. These payments, often referred to as "revenue sharing payments," may be in addition to other payments such as Rule 12b-1 fees and may provide an incentive, in addition to any sales charge, to these firms to actively promote the Pear Tree Funds or to provide marketing or service support to the Pear Tree Funds.

In some circumstances, these payments may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of a Pear Tree Fund. Please contact your financial intermediary for details about revenue sharing payments it may receive.

**Administrative and Processing Support Payments.** The Manager or its affiliates may make payments to certain financial intermediaries that sell Pear Tree Fund shares for certain administrative services, including record keeping and sub-accounting shareholder accounts, to the extent that the Pear Tree Funds do not pay for these costs directly. The Manager or its affiliates also may make payments to certain financial intermediaries that sell Pear Tree Fund shares in connection with client account maintenance support, statement preparation and transaction processing. The types of such payments may include, among others, payment of ticket charges per purchase or exchange order placed by a financial intermediary, payment of networking fees in connection with certain mutual fund trading systems, or one-time payments for ancillary services such as setting up funds on a financial intermediary's mutual fund trading system.

### Distributor and Distribution Plan

U.S. Boston Capital Corporation is the distributor of the Pear Tree Funds' shares.

The Pear Tree Funds has adopted for each Fund a distribution plan under Rule 12b-1 to pay for the distribution of the Pear Tree Fund Ordinary Shares. Rule 12b-1 fees are paid on an on-going basis out of the Pear Tree Fund's assets allocated to Ordinary Shares, which will increase the cost of your investment in Ordinary Shares and may cost more than other types of sales charges. The distribution fee is not directly tied to the Distributor's expenses. If the Distributor's expenses exceed the Distributor's fee, the Pear Tree Funds are not required to reimburse the Distributor for the excess expenses; if the Distributor's fee exceeds the Distributor's expenses, the Distributor may realize a profit.

### SHARE CLASS ELIGIBILITY

The Pear Tree Funds offer two classes of shares of each Pear Tree Fund through this prospectus: Ordinary Shares and Institutional Shares.

Ordinary Shares are available to all purchasers and are subject to a fee of 0.25 percent charged pursuant to Rule 12b-1 under the 1940 Act ("12b-1 fee"). Institutional Shares are available to limited classes of purchasers on a "no-load" basis, and they are not subject to a sales charge or 12b-1 fee.

*At this time the Pear Tree Funds do not accept applications for purchases of shares from foreign persons (that is, persons who are not U.S. citizens or resident aliens).*

**Ordinary Shares**

The minimum initial investment is generally $2,500. However, you may make a minimum investment of $1,000 if you:

• Participate in the Pear Tree Funds' Automatic Investment Plan;

• Open a Uniform Gifts/Transfers to Minors account; or

• Open an Individual Retirement Account ("IRA") or an account under a similar plan established under the Employee Retirement Income Security Act of 1974, as amended, or for any pension, profit sharing or other employee benefit plan or participant therein, whether or not the plan is qualified under Section 401 of the Internal Revenue Code of 1986, as amended, including any plan established under the Self-Employed Individuals Tax Retirement Act of 1962 (HR-10).

The Manager, at its discretion, may waive these minimums.

You may make subsequent purchases in any amount, although the Manager, at its discretion, reserves the right to impose a minimum at any time.

**Institutional Shares**

Institutional Shares are offered to clients who meet eligibility and minimum investment amount requirements. The minimum initial investment amount may be invested in one or more of the Pear Tree Funds that currently offer Institutional Shares. There is no minimum additional investment amount.

Institutional Shares are not subject to any sales charges or fees pursuant to the Pear Tree Funds' 12b-1 Plan.

| Minimum Initial Investment | Eligible Classes of Institutional Share Investors |
|---|---|
| $1 million or more | (i) benefit plans with at least $10,000,000 in plan assets and 200 participants, that either have a separate trustee vested with investment discretion and certain limitations on the ability of plan beneficiaries to access their plan investments without incurring adverse tax consequences or which allow their participants to select among one or more investment options, including the Pear Tree Fund; |
| | (ii) banks and insurance companies purchasing shares for their own account; |

(iii) an insurance company separate account; or

(iv) a bank, trust company, credit union, savings institution or other depository institution, its trust departments or common trust funds purchasing for non-discretionary customers or accounts.

| | |
|---|---|
| $1 million or more in the aggregate | If an account or group of accounts is (a) not represented by a broker/dealer, (b) the minimum initial investment is at least $1 million in the aggregate at the plan, group or organization level and (c) the investment is made by:<br><br>(1) A private foundation that meets the requirements of Section 501(c)(3) of the Internal Revenue Code;<br>(2) An endowment or organization that meets the requirements of Section 509(a)(1) of the Internal Revenue Code; or<br>(3) A group of accounts related through a family trust, testamentary trust or other similar arrangement purchasing Institutional Shares through or upon the advice of a single fee-paid financial intermediary other than the Manager or Distributor. |
| None | Investments made for an individual account or a group of accounts:<br><br>(i) through an eligible mutual fund wrap program. To be eligible, a mutual fund wrap program must offer allocation services, charge an asset-based fee to its participants for asset allocation and/or offer advisory services, and meet trading and operational requirements under an appropriate agreement with the Distributor or clearing entity; or<br>(ii) by registered investment Sub-Advisers who are (a) charging an asset based fee for their advisory services and (b) purchasing on behalf of their clients.<br><br>You should ask your investment firm if it offers and you are eligible to participate in such a mutual fund program and whether participation in the program is consistent with your investment goals. The intermediaries sponsoring or participating in these mutual fund programs also may offer their clients other classes of shares of the Pear Tree Funds and investors may receive different levels of services or pay different fees depending upon the class of shares included in the program. Investors should consider carefully any separate transaction and other fees charged by these programs in connection with investing in each available share class before selecting a share class. Neither the Pear Tree Fund, nor the Manager, nor the Distributor receives any part of the separate fees charged to clients of such intermediaries. |
| **Minimum Initial Investment** | **Eligible Classes of Institutional Share Investors** |

| | |
|---|---|
| None | (i) any state, county, city, or any instrumentality, department, authority, or agency of these entities or any trust, pension, profit-sharing or other benefit plan for the benefit of the employees of these entities which is prohibited by applicable investment laws from paying a sales charge or commission when it purchases shares of any registered investment management company; or |
| | (ii) officers, partners, trustees or directors and employees of the Pear Tree Funds, the Pear Tree Funds' affiliated corporations, or of the Pear Tree Funds' Sub-Advisers and their affiliated corporations (a "Fund Employee"), the spouse or child of a Pear Tree Fund Employee, a Pear Tree Fund Employee acting as custodian for a minor child, any trust, pension, profit-sharing or other benefit plan for the benefit of a Pear Tree Fund Employee or spouse and maintained by one of the above entities, the employee of a broker-dealer with whom the Distributor has a sales agreement or the spouse or child of such employee. |
| | To qualify for the purchase of Institutional Shares, Fund Employees and other persons listed in section (ii) must provide Pear Tree Institutional Services, a division of the Manager ("Transfer Agent"), with a letter stating that the purchase is for their own investment purposes only and that the shares will not be resold except to the Pear Tree Funds. |

The Manager, at its sole discretion, may accept investments of $1 million or more in the aggregate from other classes of investors substantially similar to those listed above. In addition, the Manager may waive or lower initial investment amounts in other circumstances. Please call **1-800-326-2151** for more information.

## HOW TO PURCHASE

### Making an Initial Investment

You must provide the Pear Tree Funds with a completed Account Application for all initial investments, a copy of which may be obtained by calling **1-800-326-2151**, or online at **www.peartreefunds.com**.

**Transaction Privileges.** If you wish to have telephone exchange or telephone redemption privileges for your account, you must elect these options on the Account Application. *You should carefully review the Application and particularly consider the discussion in this Prospectus regarding the Pear Tree Funds' policies on exchanges of Fund shares and processing of redemption requests.* Some accounts, including IRA accounts, require a special Account Application. See *Investment Through Tax Deferred Retirement Plans*. For further information, including assistance in completing an Account Application, call the Pear Tree Funds' toll-free number 1-800-326-2151. *Generally, shares may not be purchased by facsimile request or by electronic mail.*

**Identity Verification.** Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. When you open an account, you will need to supply your name, address, date of birth, and other information that will allow the Pear Tree Fund to identify you. The Pear Tree Fund may close your account if it cannot adequately verify your identity. If your account must be closed, your redemption price will be the net asset value (less applicable sales charges) on the date of redemption.

**Investments by Check.** You may purchase shares of the Pear Tree Funds by sending a check payable in U.S. dollars to the Pear Tree Funds specifying the name(s) of the Pear Tree Fund(s) and amount(s) of investment(s), together with the appropriate Account Application (in the case of an initial investment) to:


Pear Tree Funds
Attention: Transfer Agent
55 Old Bedford Road, Suite 202
Lincoln, Massachusetts 01773


If you buy shares with a check that does not clear, your account may be subject to extra charges to cover collection costs. Third party checks, cashier's checks and money orders will not be accepted. Purchases made by check must wait 15 days prior to being liquidated.

## Minimum Account Size

Each Pear Tree Fund requires that you maintain a minimum account size, currently 50 shares for Ordinary Shares and Institutional Shares. If you hold fewer than the required minimum number of shares in your account, the Pear Tree Fund reserves the right to notify you that it intends to sell your shares and close your account. You will be given 30 days from the date of the notice to make additional investments to avoid having your shares sold and your account closed. This policy does not apply to certain qualified retirement plan accounts.

## Automatic Investment Plan

You may participate in the Automatic Investment Plan for the Pear Tree Funds by completing the appropriate section of the Account Application and enclosing a minimum investment of $1,000 per Fund. You must also authorize an automatic withdrawal of at least $100 per account from your checking or similar account each month to purchase shares of a Pear Tree Fund. You may cancel the Plan at any time, but your request must be received five business days before the next automatic withdrawal (generally the 20th of each month) to become effective for that withdrawal. Requests received fewer than five business days before a scheduled withdrawal will take effect with the next scheduled withdrawal. The Pear Tree Funds or the Transfer Agent may terminate the Automatic Investment Plan at any time.

## Investments by Wire

If you wish to buy shares by wire, please contact the Transfer Agent at **1-800-326-2151** or your dealer or broker for wire instructions. For new accounts, you must provide a completed Account Application before, or at the time of, payment. To ensure that a wire is credited to the proper account, please specify your name, the name(s) of the Pear Tree Fund(s) and class of shares in which you are investing, and your account number. A bank may charge a fee for wiring funds.

## Subsequent Investments

If you are buying additional shares in an existing account, you should identify the Pear Tree Fund and your account number. If you wish to make additional investments in more than one Fund, you should provide your account numbers and identify the amount to be invested in each Pear Tree Fund. You may pay for all purchases with a single check. Additional shares may be purchased by ACH payment as well.

**Investments through Tax-Deferred Retirement Plans**

Pear Tree Funds are available for investment through various tax-deferred retirement vehicles. Please call **1-800-326-2151** for assistance. These types of investments may be subject to specific fees.

**Confirmation Statements**

The transfer agent maintains an account for each investment firm or individual shareholder and records all account transactions. You will be sent confirmation statements showing the details of your transactions as they occur.

## HOW TO EXCHANGE

You can exchange all or a portion of your shares between Funds within the same class, subject to the applicable minimum. You may not exchange from one class of shares to another class of shares of the same or a different Fund. There is no fee for exchanges. *The exchange privilege is available only in states where shares of the Pear Tree Fund being acquired may legally be sold. Individual Funds may not be registered in each state. You should be aware that exchanges might produce a gain or loss, as the case may be, for tax purposes.*

You can make exchanges in writing or by telephone, if applicable. Exchanges will be made at the per share net asset value of shares of such class next determined after the exchange request is received in good order by the Pear Tree Fund. If exchanging by telephone, you must call prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern time). The Transfer Agent will only honor a telephone exchange if you have elected the telephone exchange option on your Account Application.

*Generally, shares may not be exchanged by facsimile request or by electronic mail.*

## HOW TO REDEEM

**Written Request for Redemption**

You can redeem all or any portion of your shares by submitting a written request for redemption signed by each registered owner of the shares exactly as the shares are registered. The request must clearly identify the account number and the number of shares or the dollar amount to be redeemed.

*If you redeem more than $100,000, or request that the redemption proceeds be paid to someone other than the shareholder of record, or sent to an address other than the address of record, your signature must be guaranteed.* The use of signature guarantees is designed to protect both you and the Pear Tree Funds from the possibility of fraudulent requests for redemption.

*Generally, shares may not be redeemed by facsimile request or by electronic mail.*

Requests should be sent to:

Pear Tree Funds
Attention: Transfer Agent
55 Old Bedford Road, Suite 202
Lincoln, Massachusetts 01773

**Telephone Redemption**

If you have elected the telephone redemption option on your Account Application, you can redeem your shares by calling the Transfer Agent at **1-800-326-2151** provided that you have not changed your address of record within the last thirty days. You must make your redemption request prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern Time). Once you make a telephone redemption request, you may not cancel it. The Pear Tree Funds, the Manager, the Distributor, and the Transfer Agent will not be liable for any loss or damage for acting in good faith on exchange or redemption instructions received by telephone reasonably believed to be genuine. The Pear Tree Funds employ reasonable procedures to confirm that instructions communicated by telephone are genuine. It is the Pear Tree Funds' policy to require some form of personal identification prior to acting upon instructions received by telephone, to provide written confirmation of all transactions effected by telephone, and to mail the proceeds of telephone redemptions only to the redeeming shareholder's address of record.

**Automatic Withdrawal Plan**

If you have a minimum of $10,000 in your account, you may request withdrawal of a specified dollar amount (a minimum of $100) on either a monthly, quarterly or annual basis. You may establish an Automatic Withdrawal Plan by completing the Automatic Withdrawal Form, which is available by calling **1-800-326-2151**. You may stop your Automatic Withdrawal Plan at any time. Additionally, the Pear Tree Funds or the Transfer Agent may choose to stop offering the Automatic Withdrawal Plan.

You can directly redeem shares of a Pear Tree Fund by written request, by telephone (if elected in writing) and by automatic withdrawal. Redemptions will be made at the per share net asset value of such shares next determined after the redemption request is received in good order by the Pear Tree Fund.

Good order means that:

• You have provided adequate instructions

• There are no outstanding claims against your account

• There are no transaction limitations on your account

**Medallion signature guarantees and other requirements**

You are required to obtain a medallion signature guarantee when you are:

• Requesting certain types of transfers or exchanges or sales of fund shares in excess of $100,000

• Requesting a redemption within 30 days of changing your account registration or address

• Requesting a redemption, exchange or transfer to someone other than the account owner(s).

Please call **1-800-326-2151** if you have questions on whether a signature guarantee is needed.

You can obtain a signature guarantee from most broker-dealers, banks, credit unions (if authorized under state law) and federal savings and loan associations. You cannot obtain a signature guarantee from a notary public.

The Transfer Agent will accept redemption requests only on days the NYSE is open. The Transfer Agent will not accept requests for redemptions that are subject to any special conditions or which specify a future or past effective date, except for certain notices of redemptions exceeding $250,000 (see *Payment of Redemption Amount*).

**Payment of Redemption Amount**

The Pear Tree Funds will generally send redemption proceeds within three business days of the execution of a redemption request. However, if the shares to be redeemed represent an investment made by check or through the Automatic Investment Plan, the Pear Tree Funds reserve the right to hold the redemption check until monies have been collected by the Pear Tree Fund from the customers' bank.

The Pear Tree Funds may suspend this right of redemption and may postpone payment for more than seven days only when the NYSE is closed for other than customary weekends and holidays, or if permitted by the rules of the Securities and Exchange Commission during periods when trading on the NYSE is restricted or during any emergency which makes it impracticable for the Pear Tree Funds to dispose of their securities or to determine fairly the value of their net assets, or during any other period permitted by order of the Securities and Exchange Commission. As set forth in the Prospectus, the Pear Tree Funds may also delay payment of redemption proceeds from shares purchased by check until the check clears, which may take seven business days or longer.

**Redemptions In-Kind**

For redemptions in excess of $250,000, or 1 percent of a Fund's net assets, whichever is less, the Pear Tree Funds have reserved the right to pay redemption proceeds by a distribution in-kind of portfolio securities (rather than cash).

**CALCULATION OF NET ASSET VALUE**

You may purchase shares of each class of a Pear Tree Fund at the per share net asset value of shares of such class next determined after your purchase order is received in good order by the Pear Tree Fund. Orders received prior to the close of regular trading on the New York Stock Exchange ("NYSE") (ordinarily 4:00 p.m., Eastern time), will receive that day's closing price. The Pear Tree Funds will accept orders for purchases of shares on any day on which the NYSE is open. The offering of shares of the Pear Tree Funds, or of any particular Fund, may be suspended from time to time, and the Pear Tree Funds reserve the right to reject any specific order.

Net asset value for one Fund share is the value of that share's portion of all of the net assets in the Pear Tree Fund. Each Pear Tree Fund calculates its net asset value by adding the value of the Pear Tree Fund's investments, cash, and other assets, subtracting its liabilities, and then dividing the result by the number of shares outstanding.

Net asset value per share of each class of shares of a Pear Tree Fund will be determined as of the close of trading on the NYSE (ordinarily 4:00 p.m., Eastern Time) on each day on which the NYSE is open for trading. Currently, the NYSE is closed Saturdays, Sundays, and the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, the Fourth of July, Labor Day, Thanksgiving and Christmas.

The Pear Tree Funds' assets are valued primarily on the basis of market quotations, valuations provided by independent pricing services or, if quotations are not readily available, or the market value has been materially affected by events occurring after the closing of an exchange or market and before the calculation of a Pear Tree Fund's net asset value (a significant event), at fair value as determined in good faith in accordance with procedures approved by the Board. Significant events which may materially affect market values may include a halt in trading for an individual security, significant fluctuations in domestic or foreign markets, or the unexpected close of a securities exchange or market as a result of natural disaster, an act of terrorism or significant governmental action. For certain securities, where no sales have been reported, a Pear Tree Fund may value such securities at the last reported bid price. Short-term investments that mature in sixty-days (60) or less are valued at amortized cost.

Pear Tree PanAgora Dynamic Emerging Markets Fund, Pear Tree Polaris Foreign Value Fund and Pear Tree Polaris Foreign Value Small Cap Fund hold most of their assets in securities that are primarily listed and traded on a foreign exchange. Because foreign markets may be open at different times than the NYSE, the value of a Pear Tree Fund's shares may change on days when shareholders are not able to buy or sell them. Many securities markets and exchanges outside the U.S. close before the close of the NYSE and before the time the net asset value for a Pear Tree Fund is calculated. Occasionally, events affecting the value of foreign securities or currencies may occur between the close of the market on which the security trades and the close of the NYSE which will not be reflected in the computation of a Pear Tree Fund's net asset value. If events materially affecting the value of a Pear Tree Fund's securities occur during such a period, then such securities may be valued at their fair value as determined in good faith in accordance with procedures approved by the Board.

## SHAREHOLDER ACCOUNT POLICIES

### Household Delivery of Fund Documents

The Pear Tree Funds will send a single proxy statement, prospectus and shareholder report to your residence for you and any other member of your household who has an account with the Pear Tree Funds. If you wish to revoke your consent to this practice, you may do so by notifying the Pear Tree Funds, by phone or in writing (see "How to contact us"). The Pear Tree Funds will begin mailing separate proxy statements, prospectuses and shareholder reports to you within 30 days after receiving your notice.

### Privacy

The Pear Tree Funds have a policy that protects the privacy of your personal information. A copy of the Pear Tree Funds' privacy notice was given to you at the time you opened your account. The Pear Tree Funds will send you a copy of the privacy notice each year as part of the Annual Report to Shareholders. You may also obtain the privacy notice by calling the transfer agent or through the Pear Tree Funds' website.

**Excessive Trading**

Frequent trading into and out of a Pear Tree Fund can disrupt portfolio management strategies, harm a Pear Tree Fund's performance by forcing the Pear Tree Fund to hold excess cash or to liquidate certain portfolio securities prematurely and increase expenses for all investors, including long-term investors who do not generate these costs. An investor may use short-term trading as a strategy, for example, if the investor believes that the valuation of a Pear Tree Fund's portfolio securities for purposes of calculating its net asset value does not fully reflect the then current fair market value of those holdings. The Pear Tree Funds investing in foreign securities or small cap securities may have increased exposure to the risks of short term trading.

Each Pear Tree Fund discourages, and does not take any intentional action to accommodate, excessive and short-term trading practices, such as market timing. Although there is no generally applied standard in the marketplace as to what level of trading activity is excessive, we may consider trading in a Pear Tree Fund's shares to be excessive for a variety of reasons, such as if:

• You sell shares within a short period of time after the shares were purchased;

• You make two or more purchases and redemptions within a short period of time;

• You enter into a series of transactions that is indicative of a timing pattern or strategy; or

• We reasonably believe that you have engaged in such practices in connection with other mutual funds.

The Board has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares by Pear Tree Fund investors. Pursuant to these policies and procedures, we monitor selected trades periodically in an effort to detect excessive short-term trading. If we determine that an investor or a client of a broker has engaged in excessive short-term trading that we believe may be harmful to a Pear Tree Fund, we will ask the investor or broker to cease such activity and we will refuse to process purchase orders (including purchases by exchange) of such investor, broker or accounts that we believe are under their control. In determining whether to take such actions, we seek to act in a manner that is consistent with the best interests of each Pear Tree Fund's shareholders. While we use our reasonable efforts to detect excessive trading activity, there can be no assurance that our efforts will be successful or that market timers will not employ tactics designed to evade detection. If we are not successful, your return from an investment in a Pear Tree Fund may be adversely affected.

Frequently, Pear Tree Fund shares are held through omnibus accounts maintained by financial intermediaries such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Our ability to monitor trading practices by investors purchasing shares through omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in observing the Pear Tree Funds' policies.

Each Pear Tree Fund may reject: (i) a purchase or exchange order before its acceptance or (ii) an order prior to issuance of shares. The Pear Tree Fund may also restrict additional purchases or exchanges in an account. Each of these steps may be taken, for any reason, without prior notice, including transactions that a Pear Tree Fund believes are requested on behalf of market timers. Each Pear Tree Fund reserves the right to reject any purchase request by any investor or financial institution if the Pear Tree Fund believes that any combination of trading activity in the account or related accounts is potentially disruptive to the Pear Tree Fund. A prospective investor whose purchase or exchange order is rejected will not achieve the investment results, whether gain or loss, that would have been realized if the order were accepted and an investment made in the Pear Tree Fund. The Pear Tree Funds and their agents may make exceptions to these policies if, in their judgment, a transaction does not represent excessive trading or interfere with the efficient management of a Pear Tree Fund's portfolio, such as purchases made through systematic purchase plans or payroll contributions.

The Pear Tree Funds may impose further restrictions on trading activities by market timers in the future. The Pear Tree Funds' prospectus will be amended or supplemented to reflect any material additional restrictions on trading activities intended to prevent excessive trading.

## OTHER POLICIES

Each Pear Tree Fund reserves the right to:

• Charge a fee for exchanges or to modify, limit or suspend the exchange privilege at any time without notice. A Pear Tree Fund will provide 60 days' notice of material amendments to or termination of the exchange privilege.

• Revise, suspend, limit or terminate the account options or services available to shareholders at any time, except as required by the rules of the Securities and Exchange Commission;

• Charge a fee for wire transfers of redemption proceeds or other similar transaction processing fees; and

• Suspend transactions in Pear Tree Fund shares when trading on the NYSE is closed or restricted, when the Securities and Exchange Commission determines an emergency or other circumstances exist that make it impracticable for the Pear Tree Funds to sell or value their portfolio securities.

## DIVIDENDS, DISTRIBUTIONS, AND FEDERAL TAXATION

### Dividends and Distributions

Each Pear Tree Fund's policy is to pay at least annually as dividends substantially all of its net investment income and to distribute annually substantially all of its net realized capital gains, if any, after giving effect to any available capital loss carryover. Normally, distributions are made once a year in December.

All distributions will be automatically reinvested in additional shares of the Pear Tree Fund you own unless you elect to have dividends, capital gains, or both paid by check. If you elect to have dividends, capital gains or both paid by check, you will be sent a check for your dividends, capital gains and other distributions if the total distribution is at least $10. If the distribution is less than ten dollars, it may be automatically reinvested in additional shares of the same class of the Pear Tree Fund you own. All distributions, whether received in shares or by check, are taxable and must be reported by you on your federal income tax returns.

### Taxes

The tax discussion in this Prospectus is only a summary of certain U.S. federal income tax issues generally affecting the Pear Tree Funds and their shareholders. The following assumes that a Pear Tree Fund's shares will be treated as capital assets in the hands of each shareholder. Circumstances among investors will vary, so you are encouraged to consult with your own tax advisor regarding the impact of an investment in a Pear Tree Fund with respect to your specific tax situation prior to making an investment in a Pear Tree Fund. The Pear Tree Funds will distribute all, or substantially all, of their net investment income and net capital gains to their respective shareholders each year. Although the Pear Tree Funds will not be taxed on amounts they distribute, most shareholders will be taxed on amounts they receive.

For mutual funds generally, dividends from net investment income (other than qualified dividend income, as described below) and distributions of net short-term capital gains are taxable to shareholders of the fund as ordinary income under federal income tax laws whether paid in cash or in additional shares. Distributions from net long-term gains recognized by a fund are taxable as long term taxable gains regardless of the length of time a shareholder has held the shares and whether or not the distributions is paid in cash or additional shares.

Under current U.S. federal income tax law (in effect for taxable years beginning on or before December 31, 2012), distributions of earnings from qualifying dividends received by a Pear Tree Fund from domestic corporations and qualified foreign corporations will be taxable to non-corporate shareholders at the same rate as long-term capital gains, which is currently 15 percent, instead of at the ordinary income rate, provided certain requirements are satisfied. It is currently unclear whether the U.S. Congress will extend this treatment to taxable years beginning after December 31, 2012.

Distributions, whether received as cash or reinvested in additional shares, may be subject to federal income taxes. Dividends and distributions may also be subject to state or local taxes. Depending on the tax rules in the state in which you live, a portion of the dividends paid by each Pear Tree Fund attributable to direct obligations of the U.S. Treasury and certain agencies may be exempt from state and local taxes.

Selling or exchanging your Fund shares is a taxable event and may result in capital gain or loss. A capital gain or capital loss may be realized from an ordinary redemption of shares or an exchange of shares between two mutual funds. Any capital loss incurred on the sale or exchange of Fund shares held for six months or less will be treated as a long-term loss to the extent of long-term capital gain dividends received with respect to such shares. Additionally, any loss realized on a sale, redemption or exchange of shares of a Pear Tree Fund may be disallowed under "wash sale" rules to the extent the shares disposed of are replaced with other shares of that same Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to a dividend reinvestment in shares of a Pear Tree Fund. If disallowed, the loss will be reflected in an adjustment to the tax basis of the shares acquired. You are responsible for any tax liabilities generated by your transactions. The wash sale rules are not applicable with respect to money market fund shares.

You will be notified after each calendar year of the amount of income, dividends and net capital gains distributed. You will also be advised of the percentage of the dividends from the Pear Tree Funds, if any, that are exempt from federal income tax and the portion, if any, of those dividends that is a tax preference item for purposes of the alternative minimum tax. If you purchase shares of a Pear Tree Fund through a financial intermediary, that entity will provide this information to you.

Each Pear Tree Fund intends to elect to be taxed each year as a regulated investment company. A regulated investment company generally is not subject to tax at the fund level with respect to income and gains from investments that are distributed to shareholders. However, should a Pear Tree Fund fail to qualify as a regulated investment company, such Pear Tree Fund would be subject to taxation at the fund level and therefore, would have less income available for distribution.

Each Pear Tree Fund is required to withhold a legally determined portion, currently 28 percent, of all taxable dividends, distributions and redemption proceeds payable to any non-corporate shareholder that does not provide the Pear Tree Fund with a shareholder's correct taxpayer identification number or certification that the shareholder is not subject to backup withholding. This is not an additional tax but can be credited against your tax liability. Shareholders that invest in a Pear Tree Fund through a tax-deferred account, such as a qualified retirement plan, generally will not have to pay tax on dividends until they are distributed from the account. These accounts are subject to complex tax rules, and you should consult your tax adviser about investing through such an account. Foreign shareholders invested in a Pear Tree Fund should consult with their tax advisers as to if and how the U.S. federal income tax law and its withholding requirements apply to them.

**Foreign Income Taxes.** Investment income received by a Pear Tree Fund from sources within foreign countries may be subject to foreign income taxes withheld at the source. The United States has entered into tax treaties with many foreign countries which would entitle a Pear Tree Fund to a reduced rate of such taxes or exemption from taxes on such income. It is impossible to determine the effective rate of foreign tax for a Pear Tree Fund in advance since the amount of the assets to be invested within various countries is not known.

If more than 50 percent in value of a Pear Tree Fund's total assets at the close of any taxable year consists of securities of foreign corporations, the Pear Tree Fund may file an election with the Internal Revenue Service (the "Foreign Election") that may permit you to take a credit (or a deduction) for foreign income taxes paid by such Fund. A Pear Tree Fund may be subject to certain holding period requirements with respect to securities held to take advantage of this credit. If the Foreign Election is made by a Pear Tree Fund, and you choose to use the foreign tax credit, you would include in your gross income both dividends you receive from such Fund and your allocable share of foreign income taxes paid by such Fund. You would be entitled to treat the foreign income taxes paid as a credit against your U.S. federal income taxes, subject to the limitations set forth in the Internal Revenue Code with respect to the foreign tax credit generally. Alternatively, you could treat your allocable share of the foreign income taxes paid by the Pear Tree Fund as an itemized deduction from adjusted gross income in computing taxable income rather than as a tax credit. It is anticipated that each Pear Tree Fund will qualify to make the Foreign Election; however, a Pear Tree Fund cannot be certain that it will be eligible to make such an election or that you will be eligible for the foreign tax credit.

Fund distributions also may be subject to state, local and foreign taxes, which are not addressed in this Prospectus or the Statement of Additional Information.

**PEAR TREE FUNDS**

FINANCIAL HIGHLIGHTS

The financial highlights tables are intended to help you understand each Pear Tree Fund 's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns represent the rate that an investor would have earned or lost on an investment in the Pear Tree Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Pear Tree Funds' financial statements, which have been audited by Tait, Weller & Baker LLP, the Pear Tree Funds' independent registered public accounting firm. Its report and each Pear Tree Fund 's financial statements are included in the Pear Tree Funds' annual report to shareholders, which is available upon request.

**FINANCIAL HIGHLIGHTS FOR PEAR TREE COLUMBIA SMALL CAP FUND**

(For a share outstanding throughout each period)

| | Ordinary Shares | | | | |
| --- | --- | --- | --- | --- | --- |
| | Years Ended March 31, | | | | |
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| Net Asset Value, Beginning of Period | $19.92 | $16.45 | $10.22 | $19.45 | $23.88 |
| **Income from Investment Operations:** | | | | | |
| Net investment income (loss) (a)(b)(c) | (0.08) | 0.04 | 0.11 | 0.06 | 0.07 |
| Net realized and unrealized gain/(loss) on securities | 0.57 | 3.52 | 6.15 | (9.23) | (3.56) |
| Total from Investment Operations | 0.49 | 3.56 | 6.26 | (9.17) | (3.49) |
| **Less Distributions:** | | | | | |
| Dividends from net investment income | (0.05) | (0.09) | (0.03) | — | (0.11) |
| Distributions from realized capital gains | — | — | — | (0.06) | (0.83) |
| Total Distributions | (0.05) | (0.09) | (0.03) | (0.06) | (0.94) |
| Net Asset Value, End of Period | $20.36 | $19.92 | $16.45 | $10.22 | $19.45 |

| | | | | | |
|---|---|---|---|---|---|
| Total Return (d) | 2.48% | 21.69% | 61.27% | (47.11)% | (15.17)% |
| Net Assets, End of Period (000's) | $95,870 | $113,675 | $99,444 | $61,943 | $119,949 |
| **Ratios and Supplemental Data:** | | | | | |
| Ratios of expenses to average net assets: (e) | | | | | |
| Gross | 1.67% | 1.64% | 1.65% | 1.64% | 1.59%* |
| Net | 1.67% | 1.64% | 1.65% | 1.64% | 1.59%* |
| Ratio of net investment income (loss) to average net assets (c) | (0.44)% | 0.23% | 0.81% | 0.31% | 0.31% |
| **Portfolio Turnover** | 53% | 71% | 50% | 72% | 39% |

\* Expense ratio declined from year ended March 31, 2007 to 2008.The prior year was the result of the reduction of the 12b-1 fee from 50 basis points to 25 basis points on June 1, 2007.

| | Institutional Shares | | | | |
|---|---|---|---|---|---|
| | Years Ended March 31, | | | | |
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| Net Asset Value, Beginning of Period | $22.50 | $18.56 | $11.51 | $21.86 | $26.71 |
| **Income from Investment Operations:** | | | | | |
| Net investment income (loss) (a)(b)(c) | (0.04) | 0.09 | 0.20 | 0.10 | 0.12 |
| Net realized and unrealized gain/(loss) on securities | 0.63 | 3.98 | 6.91 | (10.39) | (3.94) |
| Total from Investment Operations | 0.59 | 4.07 | 7.11 | (10.29) | (3.82) |
| **Less Distributions:** | | | | | |
| Dividends from net investment income | (0.09) | (0.13) | (0.06) | — | (0.20) |
| Distributions from realized capital gains | — | — | — | (0.06) | (0.83) |
| Total Distributions | (0.09) | (0.13) | (0.06) | (0.06) | (1.03) |
| Net Asset Value, End of Period | $23.00 | $22.50 | $18.56 | $11.51 | $21.86 |

| | | | | | |
|---|---|---|---|---|---|
| Total Return (d) | 2.69% | 21.98% | 61.83% | (47.04)% | (14.87)% |
| Net Assets, End of Period (000's) | $6,242 | $7,806 | $7,146 | $7,281 | $24,282 |
| **Ratios and Supplemental Data:** | | | | | |
| Ratios of expenses to average net assets: (e) | | | | | |
| Gross | 1.42% | 1.39% | 1.41% | 1.42% | 1.30% |
| Net | 1.42% | 1.39% | 1.41% | 1.42% | 1.30% |
| Ratio of net investment income (loss) to average net assets (c) | (0.19)% | 0.48% | 1.35% | 0.48% | 0.45% |
| **Portfolio Turnover** | 53% | 71% | 50% | 72% | 39% |

(a)  Per share numbers have been calculated using the average shares method.

(b)  Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.

(c)  Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain

reclassifications for federal income or excise taxes.

(d)  Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had

not been waived or if custodial fees had not been reduced by credits allowed by the custodian. Not Annualized. See Note 3 to the financial statements.

(e)  Ratios of expenses to average net assets:
— Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
— Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

## FINANCIAL HIGHLIGHTS FOR PEAR TREE COLUMBIA MICRO CAP FUND

(For a share outstanding throughout each period)

| | Ordinary Shares |
|---|---|
| | For the period ended March 31, 2012* |
| Net Asset Value, Beginning of Period | $10.00 |
| **Income from Investment Operations:** | |
| Net investment income (loss) (a)(b)(c) | 0.06 |
| Net realized and unrealized gain/(loss) on securities | 1.76 |
| Total from Investment Operations | 1.82 |

**Less Distributions:**

| | |
|---|---:|
| Dividends from net investment income | (0.10) |
| Distributions from realized capital gains | — |
| Total Distributions | (0.10) |
| Net Asset Value, End of Period* | $11.72 |
| Total Return (d) | 18.36% |
| Net Assets, End of Period (000's) | $3,000 |

**Ratios and Supplemental Data:**

Ratios of expenses to average net assets: (e)

| | |
|---|---:|
| Gross | 4.58%** |
| Net | 2.00%** |
| Ratio of net investment income (loss) to average net assets (c) | 1.08%** |
| **Portfolio Turnover** | 67% |

| | Institutional Shares |
|---|---:|
| | For the period ended March 31, 2012* |
| Net Asset Value, Beginning of Period | $10.00 |
| **Income from Investment Operations:** | |
| Net investment income (loss) (a)(b)(c) | 0.08 |
| Net realized and unrealized gain/(loss) on securities | 1.38 |
| Total from Investment Operations | 1.46 |
| **Less Distributions:** | |
| Dividends from net investment income | (0.10) |

| | |
|---|---|
| Distributions from realized capital gains | — |
| Total Distributions | (0.10) |
| Net Asset Value, End of Period* | $11.36 |
| Total Return (d) | 14.75% |
| Net Assets, End of Period (000's) | $1,344 |
| **Ratios and Supplemental Data:** | |
| Ratios of expenses to average net assets: (e) | |
| Gross | 4.28%** |
| Net | 1.75%** |
| Ratio of net investment income (loss) to average net assets (c) | 1.34%** |
| **Portfolio Turnover** | 67% |

\* Fund commenced operations on September 12, 2011 for Ordinary and September 7, 2011 for Institutional.

\*\* Annualized.
(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. Not Annualized. See Note 3 to the financial statements.
(e) Ratios of expenses to average net assets:
— Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
— Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

## FINANCIAL HIGHLIGHTS FOR PEAR TREE QUALITY FUND

(For a share outstanding throughout each period)

| | Ordinary Shares | | | | |
|---|---|---|---|---|---|
| | Years Ended March 31, | | | | |
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| Net Asset Value, Beginning of Period | $12.36 | $11.37 | $8.24 | $14.07 | $17.04 |
| **Income from Investment Operations:** | | | | | |

| | | | | | |
|---|---|---|---|---|---|
| Net investment income (loss) (a)(b)(c) | 0.17 | 0.09 | 0.05 | (0.04) | (0.09) |
| Net realized and unrealized gain/(loss) on securities | 1.92 | 1.01 | 3.10 | (5.78) | (2.30) |
| Total from Investment Operations | 2.09 | 1.10 | 3.15 | (5.82) | (2.39) |
| **Less Distributions:** | | | | | |
| Dividends from net investment income | (0.12) | (0.11) | (0.02) | (0.01) | — |
| Distributions from realized capital gains | — | — | — | — | (0.58) |
| Total Distributions | (0.12) | (0.11) | (0.02) | (0.01) | (0.58) |
| Net Asset Value, End of Period | $14.33 | $12.36 | $11.37 | $8.24 | $14.07 |
| Total Return (d) | 16.99% | 9.78% | 38.30% | (41.36)% | (14.43)% |
| Net Assets, End of Period (000's) | $92,557 | $62,920 | $54,213 | $43,014 | $69,767 |
| **Ratios and Supplemental Data:** | | | | | |
| Ratios of expenses to average net assets: (e) | | | | | |
| Gross | 1.66% | 1.93% | 2.10% | 2.71% | 2.18% |
| Net including dividend and interest expense for securities sold short | 1.51% | 1.89% | 2.10% | 2.71% | 2.12% |
| Net excluding dividend and interest expense for securities sold short | 1.51% | 1.85% | 1.92% | 1.98% | 1.90% |
| Ratio of net investment income (loss) to average net assets (c) | 1.28% | 0.84% | 0.50% | (0.38)% | (0.52)% |
| **Portfolio Turnover Excluding Short Positions (f)** | 68% | 283% | 191% | 207% | 171% |

Note: This fund changed its investment strategy on January 27, 2011

| | Institutional Shares | | | | |
|---|---|---|---|---|---|
| | Years Ended March 31, | | | | |
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| Net Asset Value, Beginning of Period | $12.85 | $11.80 | $8.54 | $14.71 | $17.80 |
| **Income from Investment Operations:** | | | | | |
| Net investment income (loss) (a)(b)(c) | 0.25 | 0.12 | 0.08 | (0.10) | (0.10) |

| | | | | | |
|---|---|---|---|---|---|
| Net realized and unrealized gain/(loss) on securities | 1.99 | 1.06 | 3.22 | (6.02) | (2.41) |
| Total from Investment Operations | 2.24 | 1.18 | 3.30 | (6.12) | (2.51) |
| **Less Distributions:** | | | | | |
| Dividends from net investment income | (0.14) | (0.13) | (0.04) | (0.05) | — |
| Distributions from realized capital gains | — | — | — | — | (0.58) |
| Total Distributions | (0.14) | (0.13) | (0.04) | (0.05) | (0.58) |
| Net Asset Value, End of Period | $14.95 | $12.85 | $11.80 | $8.54 | $14.71 |
| Total Return (d) | 17.57% | 10.07% | 38.71% | (41.66)% | (14.49)% |
| Net Assets, End of Period (000's) | $2,558 | $809 | $591 | $584 | $1,009 |
| **Ratios and Supplemental Data :** | | | | | |
| Ratios of expenses to average net assets: (e) | | | | | |
| Gross | 1.41% | 1.71% | 1.81% | 3.19% | 2.23% |
| Net including dividend and interest expense for securities sold short | 1.00% | 1.67% | 1.81% | 3.19% | 2.17% |
| Net excluding dividend and interest expense for securities sold short | 1.00% | 1.63% | 1.63% | 2.46% | 1.95% |
| Ratio of net investment income (loss) to average net assets (c) | 1.85% | 1.08% | 0.75% | (0.86)% | (0.56)% |
| **Portfolio Turnover Excluding Short Positions (f)** | 68% | 283% | 191% | 207% | 171% |

Note: This Fund changed its investment strategy on January 27, 2011 from Long / Short to Quality.

(a)  Per share numbers have been calculated using the average shares method.

(b)  Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.

(c)  Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassification taxes.

(d)  Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if reduced by credits allowed by the custodian. See Note 3 to the financial statements.

(e)  Ratios of expenses to average net assets:
— Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
— Net (total expenses net fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

(f)  Portfolio turnover is calculated on long security positions only. Short positions are generally held for less than one year.

## FINANCIAL HIGHLIGHTS FOR PEAR TREE PANAGORA DYNAMIC EMERGING MARKETS FUND

(For a share outstanding throughout each period)

|  | Ordinary Shares | | | | |
| --- | --- | --- | --- | --- | --- |
|  | Years Ended March 31, | | | | |
|  | 2012 | 2011 | 2010 | 2009 | 2008 |
| Net Asset Value, Beginning of Period | $25.18 | $21.23 | $12.06 | $27.04 | $23.34 |
| **Income from Investment Operations:** | | | | | |
| Net investment income (loss) (a)(b)(c) | 0.41 | 0.24 | 0.18 | 0.33 | 0.26 |
| Net realized and unrealized gain/(loss) on securities | (2.44) | 3.96 | 9.05 | (14.76) | 4.42 |
| Total from Investment Operations | (2.03) | 4.20 | 9.23 | (14.43) | 4.68 |
| **Less Distributions:** | | | | | |
| Dividends from net investment income | (0.48) | (0.25) | (0.06) | (0.43) | (0.16) |
| Distributions from realized capital gains | — | — | — | (0.12) | (0.82) |
| Total Distributions | (0.48) | (0.25) | (0.06) | (0.55) | (0.98) |
| Net Asset Value, End of Period | $22.67 | $25.18 | $21.23 | $12.06 | $27.04 |
| Total Return (d) | (7.80)% | 19.86% | 76.56% | (53.27)% | 19.35% |
| Net Assets, End of Period (000's) | $145,201 | $176,386 | $205,727 | $164,133 | $491,462 |
| **Ratios and Supplemental Data:** | | | | | |
| Ratios of expenses to average net assets: (e) | | | | | |
| Gross | 1.76% | 1.77% | 1.74% | 1.67% | 1.60% |
| Net | 1.76% | 1.77% | 1.74% | 1.67% | 1.60% |
| Ratio of net investment income (loss) to average net assets (c) | 1.80% | 1.05% | 0.99% | 1.66% | 0.91% |
| **Portfolio Turnover** | 56% | 68% | 120% | 67% | 18% |

|  | Institutional Shares | | | | |
| --- | --- | --- | --- | --- | --- |
|  | Years Ended March 31, | | | | |
|  | 2012 | 2011 | 2010 | 2009 | 2008 |

| | | | | | |
|---|---|---|---|---|---|
| Net Asset Value, Beginning of Period | $25.53 | $21.48 | $12.19 | $27.46 | $23.67 |
| **Income from Investment Operations:** | | | | | |
| Net investment income (loss) (a)(b)(c) | 0.41 | 0.42 | 0.27 | 0.34 | 0.33 |
| Net realized and unrealized gain/(loss) on securities | (2.42) | 3.89 | 9.11 | (14.98) | 4.50 |
| Total from Investment Operations | (2.01) | 4.31 | 9.38 | (14.64) | 4.83 |
| **Less Distributions:** | | | | | |
| Dividends from net investment income | (0.55) | (0.26) | (0.09) | (0.51) | (0.22) |
| Distributions from realized capital gains | — | — | — | (0.12) | (0.82) |
| Total Distributions | (0.55) | (0.26) | (0.09) | (0.63) | (1.04) |
| Net Asset Value, End of Period | $22.97 | $25.53 | $21.48 | $12.19 | $27.46 |
| Total Return (d) | (7.56)% | 20.14% | 77.02% | (53.17)% | 19.67% |
| Net Assets, End of Period (000's) | $15,569 | $11,267 | $26,247 | $25,664 | $40,501 |
| **Ratios and Supplemental Data:** | | | | | |
| Ratios of expenses to average net assets: (e) | | | | | |
| Gross | 1.52% | 1.51% | 1.50% | 1.48% | 1.39% |
| Net | 1.52% | 1.51% | 1.50% | 1.48% | 1.39% |
| Ratio of net investment income (loss) to average net assets (c) | 1.81% | 1.94% | 1.48% | 1.82% | 1.12% |
| **Portfolio Turnover** | 56% | 68% | 120% | 67% | 18% |

(a) Per share numbers have been calculated using the average shares method.

(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.

(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.

(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.

(e) Ratios of expenses to average net assets:
— Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
— Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

**FINANCIAL HIGHLIGHTS FOR PEAR TREE POLARIS FOREIGN VALUE FUND**

(For a share outstanding throughout each period)

| | Ordinary Shares | | | | |
| | Years Ended March 31, | | | | |
| | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Net Asset Value, Beginning of Period | $14.68 | $12.45 | $6.97 | $19.87 | $23.07 |
| **Income from Investment Operations:** | | | | | |
| Net investment income (loss) (a)(b)(c) | 0.12 | 0.07 | 0.13 | 0.35 | 0.19 |
| Net realized and unrealized gain/(loss) on securities | (1.09) | 2.31 | 5.71 | (11.53) | (2.11) |
| Total from Investment Operations | (0.97) | 2.38 | 5.84 | (11.18) | (1.92) |
| **Less Distributions:** | | | | | |
| Dividends from net investment income | (0.07) | (0.15) | (0.36) | (0.11) | (0.19) |
| Distributions from realized capital gains | — | — | — | (1.61) | (1.09) |
| Total Distributions | (0.07) | (0.15) | (0.36) | (1.72) | (1.28) |
| Net Asset Value, End of Period | $13.64 | $14.68 | $12.45 | $6.97 | $19.87 |
| Total Return (d) | (6.55)% | 19.17% | 84.05% | (55.95)% | (8.71)% |
| Net Assets, End of Period (000's) | $386,011 | $369,550 | $369,626 | $193,798 | $781,136 |
| **Ratios and Supplemental Data:** | | | | | |
| Ratios of expenses to average net assets: (e) | | | | | |
| Gross | 1.64% | 1.62% | 1.62% | 1.62% | 1.56% |
| Net | 1.64% | 1.62% | 1.62% | 1.62% | 1.56% |
| Ratio of net investment income (loss) to average net assets (c) | 0.93% | 0.56% | 1.17% | 2.49% | 0.83% |
| **Portfolio Turnover** | 18% | 9% | 24% | 20% | 44% |

| | Institutional Shares |
| | Years Ended March 31, |

|  | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Net Asset Value, Beginning of Period | $14.68 | $12.45 | $6.98 | $19.98 | $23.19 |
| **Income from Investment Operations:** | | | | | |
| Net investment income (loss) (a)(b)(c) | 0.14 | 0.10 | 0.14 | 0.38 | 0.26 |
| Net realized and unrealized gain/(loss) on securities | (1.09) | 2.31 | 5.71 | (11.60) | (2.13) |
| Total from Investment Operations | (0.95) | 2.41 | 5.85 | (11.22) | (1.87) |
| **Less Distributions:** | | | | | |
| Dividends from net investment income | (0.10) | (0.18) | (0.38) | (0.17) | (0.25) |
| Distributions from realized capital gains | — | — | — | (1.61) | (1.09) |
| Total Distributions | (0.10) | (0.18) | (0.38) | (1.78) | (1.34) |
| Net Asset Value, End of Period | $13.63 | $14.68 | $12.45 | $6.98 | $19.98 |
| Total Return (d) | (6.34)% | 19.48% | 84.12% | (55.85)% | (8.49)% |
| Net Assets, End of Period (000's) | $98,109 | $78,790 | $68,067 | $47,090 | $140,999 |
| **Ratios and Supplemental Data:** | | | | | |
| Ratios of expenses to average net assets: (e) | | | | | |
| Gross | 1.39% | 1.37% | 1.37% | 1.38% | 1.32% |
| Net | 1.39% | 1.37% | 1.37% | 1.38% | 1.32% |
| Ratio of net investment income (loss) to average net assets (c) | 1.07% | 0.79% | 1.29% | 2.77% | 1.18% |
| **Portfolio Turnover** | 18% | 9% | 24% | 20% | 44% |

(a)   Per share numbers have been calculated using the average shares method.

(b)   Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.

(c)   Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.

(d)   Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.

(e)   Ratios of expenses to average net assets:
       — Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
       — Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).


**FINANCIAL HIGHLIGHTS FOR PEAR TREE POLARIS FOREIGN VALUE SMALL CAP FUND**

(For a share outstanding throughout each period)

| | Ordinary Shares | | | |
| --- | --- | --- | --- | --- |
| | Period Ended March 31, | | | |
| | 2012 | 2011 | 2010 | 2009* |
| Net Asset Value, Beginning of Period | $11.19 | $10.28 | $4.82 | $10.00 |
| **Income from Investment Operations:** | | | | |
| Net investment income (loss) (a)(b)(c) | 0.21 | 0.09 | 0.07 | 0.03 |
| Net realized and unrealized gain/(loss) on securities | (1.29) | 1.25 | 5.42 | (5.15) |
| Total from Investment Operations | (1.08) | 1.34 | 5.49 | (5.12) |
| **Less Distributions:** | | | | |
| Dividends from net investment income | (0.10) | (0.08) | (0.03) | (0.04) |
| Distributions from realized capital gains | (0.99) | (0.35) | — | (0.02) |
| Total Distributions | (1.09) | (0.43) | (0.03) | (0.06) |
| Net Asset Value, End of Period* | $9.02 | $11.19 | $10.28 | $4.82 |
| Total Return (d) | (8.20)% | 13.12% | 114.00% | (51.25)% |
| Net Assets, End of Period (000's) | $72,737 | $78,307 | $124,971 | $18,978 |
| **Ratios and Supplemental Data:** | | | | |
| Ratios of expenses to average net assets: (e) | | | | |
| Gross | 1.70% | 1.69% | 1.64% | 2.00%** |
| Net | 1.70% | 1.69% | 1.64% | 1.97%** |
| Ratio of net investment income (loss) to average net assets (c) | 2.14% | 0.82% | 0.82% | 0.66%** |
| **Portfolio Turnover** | 22% | 54% | 14% | 10% |

| | Institutional Shares | | | |
| --- | --- | --- | --- | --- |
| | Years Ended March 31, | | | |
| | 2012 | 2011 | 2010 | 2009* |

| | | | | |
|---|---|---|---|---|
| Net Asset Value, Beginning of Period | $11.21 | $10.30 | $4.82 | $10.00 |
| **Income from Investment Operations:** | | | | |
| Net investment income (loss) (a)(b)(c) | 0.24 | 0.09 | 0.11 | 0.07 |
| Net realized and unrealized gain/(loss) on securities | (1.30) | 1.28 | 5.41 | (5.19) |
| Total from Investment Operations | (1.06) | 1.37 | 5.52 | (5.12) |
| **Less Distributions:** | | | | |
| Dividends from net investment income | (0.13) | (0.11) | (0.04) | (0.04) |
| Distributions from realized capital gains | (0.99) | (0.35) | — | (0.02) |
| Total Distributions | (1.12) | (0.46) | (0.04) | (0.06) |
| Net Asset Value, End of Period* | $9.03 | $11.21 | $10.30 | $4.82 |
| Total Return (d) | (7.99)% | 13.40% | 114.55% | (51.20)% |
| Net Assets, End of Period (000's) | $20,567 | $23,973 | $8,103 | $3,592 |
| **Ratios and Supplemental Data:** | | | | |
| Ratios of expenses to average net assets: (e) | | | | |
| Gross | 1.43% | 1.44% | 1.43% | 1.88%** |
| Net | 1.43% | 1.44% | 1.43% | 1.85%** |
| Ratio of net investment income (loss) to average net assets (c) | 2.45% | 0.92% | 1.27% | 1.10%** |
| **Portfolio Turnover** | 22% | 54% | 14% | 10% |

\*     Fund commenced operations May 1, 2008.

\*\*    Annualized.

(a)    Per share numbers have been calculated using the average shares method.

(b)    Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.

(c)    Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.

(d)    Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.

(e)    Ratios of expenses to average net assets:
     — Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

**PEAR TREE FUNDS**

OBTAINING ADDITIONAL INFORMATION

More information about the Pear Tree Funds may be obtained free upon request.

The Pear Tree Funds' Statement of Additional Information ("SAI") and annual and semi-annual reports to shareholders include additional information about the Pear Tree Funds.  The Pear Tree Funds' annual report discusses the market conditions and investment strategies that significantly affected each Pear Tree Fund's performance during its last fiscal years. The SAI, each Pear Tree Fund's financial statements and the independent registered public accounting firm's report on the financial statements included in the Pear Tree Funds' most recent annual report to shareholders, are incorporated by reference into this Prospectus, which means they are part of this Prospectus for legal purposes.  The Pear Tree Funds' also file their complete schedules of portfolio holdings with the SEC for the 1st and 3rd quarters of each fiscal year on Form N-Q.  The Pear Tree Funds' most recent portfolio holdings, as filed on Form N-Q, are also available at www.peartreefunds.com.

If you have questions about the Pear Tree Funds or your account, or you wish to obtain free copies of the Pear Tree Funds' current SAI or annual or semiannual reports, please contact your financial adviser or contact us by mail, by telephone or on the Internet.

| By Mail: | **Pear Tree Institutional Services** <br> **55 Old Bedford Road** <br> **Suite 202** <br> **Lincoln, MA 01773** | **By Telephone: 800-326-2151** <br> **On the Internet:** <br> **www.peartreefunds.com** |
|---|---|---|

You may review and obtain copies of the Pear Tree Funds' SAI, financial reports, Forms N-Q and other information at the SEC's Public Reference Room in Washington, D.C. You may also access reports and other information about the Pear Tree Funds on the EDGAR database on the SEC's Internet site at http://www.sec.gov. You may get copies of this information, after payment of a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-1520. Please call the SEC at 1-202-551-8090 for information about the operation of the Public Reference Room. You may need to refer to the Pear Tree Funds' file number.

SEC 1940 Act File #811-03790.

Distributed by U.S. Boston Capital Corporation, member FINRA, SIPC

2126672.1